2/23



05006378

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hanson Eastern Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

FILE NO. 82- 4152

FISCAL YEAR 3/31/04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 3/10/05



恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

ANNUAL REPORT
二零零三/二零零四

Contents

Corporate Information

BOARD OF DIRECTORS

Executive Directors

Kwong Wai Tim, William *(Managing Director)*
Yau Shum Tek, Cindy
Lai Ming Wai

Independent Non-executive Directors

Lam Ping Cheung
Kwong Kai Sing, Benny

COMPANY SECRETARY

Lee Yip Wah, Peter

AUDITORS

Deloitte Touche Tohmatsu

PRINCIPAL BANKERS

The Hongkong and Shanghai
Banking Corporation Limited
Bank of China (Hong Kong) Limited
Wing Hang Bank, Ltd.

PRINCIPAL LEGAL ADVISERS

Hong Kong

Richards Butler

Cayman Islands

Maples and Calder

REGISTERED OFFICE

P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

PRINCIPAL PLACE OF BUSINESS

Suite 2601-2603
26/F., China Resources Building
26 Harbour Road
Wanchai
Hong Kong

SHARE REGISTRAR AND TRANSFER OFFICE IN HONG KONG

Secretaries Limited
G/F., Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

WEBSITE

http://www.hansomeastern.com

TRADING OF SHARES

The Stock Exchange of Hong Kong Limited
(Stock Code: 279)

American Depositary Receipts
(Trading Symbol: HEGGY)



FINAL RESULTS

For the year ended 31st March, 2004, the Group recorded a turnover of HK$23,305,000 (2003: HK$51,493,000) and a loss of HK$12,738,000 (2003: HK$43,684,000). Loss per share was HK0.4 cent (2003: HK1.4 cents). The decrease of the Group's turnover was principally due to the absence of property sales during the year, whereas loss for the year, which was significantly reduced by 71% when compared to last year, represented mainly the loss recorded for the Group's investment activities.

The directors of the Company do not recommend the payment of a final dividend for the year.

OPERATIONS REVIEW

For the year under review, the Group was principally engaged in the businesses of financing, securities, property and investment holding. The financing business continued to be a stable and major contributor to the Group's turnover and operating profit. When compared to last year, this business segment again reported an encouraging revenue growth of 45% reaching HK$22,475,000 (2003: HK$15,528,000) and an increase of operating profit by 52% to HK$21,898,000 (2003: HK$14,415,000). As it continued to be the Group's operational strategy to deploy its financial resources in hand as capital for its financing business before they are committed to other investment opportunities, the Group's portfolio of loans receivable was increased by 40% to HK$345,315,000 when compared to the preceding balance sheet date.

The Group was not active in its securities and property businesses during the year. An operating loss of HK$1,563,000, resulting mainly from the loss on disposal of listed securities, was recorded by the securities segment. As for the property segment, an operating loss of HK$1,823,000 was reported which represented mainly the segment's operating expenses and management costs of the Group's properties.

The Group's investment activities reported an operating loss of HK$23,931,000 for the year. The loss was mainly constituted by the impairment loss of HK$11,321,000 recognised in respect of an intangible asset (technology for the manufacture of global positioning security systems ("GPSS")) owned by a subsidiary in view of its unsatisfactory performance; and the impairment loss of HK$11,000,000 recognised in respect of an investment in a financial service group for the purpose of writing down the investment to its recoverable amount. The subsidiary engaged in the manufacturing of GPSS was disposed of during the year in view of its uncertain future business performance for a consideration effectively approximate to the Group's share of its net assets.

In May 2003, the Group also disposed of a subsidiary which owned the rights to acquire part of a property in Shenzhen, the People's Republic of China ("PRC") as stated in the Company's announcement dated 13th May, 2003. The profit arose from the disposal was HK$500,000.

For the year under review, the business performance of Xi'an Yizhiliu Pharmaceutical Co., Ltd. ("Xi'an Yizhiliu"), an investee company 22.5% owned by the Group, was adversely affected by the Severe Acute Respiratory Syndrome ("SARS") epidemic in China. A decline in revenue was recorded by Xi'an Yizhiliu mainly because of the slow down of its sales and marketing activities during the outbreak of SARS and an overall loss was incurred for the year. In view of the fact that sales activities of Xi'an Yizhiliu has picked up after the containment of SARS, it is expected that its results will improve in the coming year.

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

The liquidity position of the Group remained strong throughout the year. At 31st March, 2004, the Group's net current assets amounted to HK$252,955,000 (2003: HK$404,165,000) with bank balances and cash totaled HK$28,218,000 (2003: HK$96,391,000). The decreases of the Group's current assets and bank balances were primarily due to the increase of loans receivable which are due for repayment after one year.

At 31st March, 2004, the Group had a bank overdraft of HK$58,000 which bore commercial floating rate interest and denominated in Hong Kong dollars. Unutilised bank overdraft facility available to the Group was about HK$2 million at the year end date. The Group was in net cash position at 31st March, 2004, bank balances and cash totaled HK$28,218,000 net of bank overdraft of HK$58,000 was HK$28,160,000. Gearing ratio calculated on the basis of the Group's net bank borrowing over shareholders' funds was therefore nil at the balance sheet date.

The Group's asset portfolio is mainly financed by its shareholders' funds. At 31st March, 2004, shareholders' funds of the Group amounted to HK$466,683,000 (2003: HK$460,432,000), equivalent to a consolidated net asset value of about HK13.4 cents per share of the Company. The increase of shareholders' funds was primarily related to funds raised by the Company of about HK$19 million through placements of a total of 365 million new shares in December 2003 and January 2004, such increase in shareholders' funds was partly offset by the loss of HK$12,738,000 incurred by the Group during the year. In May 2004, the Company further raised funds of about HK$12.1 million by a placement of 240 million new shares.

Pledge of Assets

None of the Group's assets was pledged at 31st March, 2004.

Capital Commitment

At 31st March, 2004, the Group had a capital commitment of HK$943,000 in respect of the acquisition of a 100% interest in a company principally engaged in the marketing, promotion and sale of electronic products in the PRC.

Given the liquid assets on hand and available banking facilities, the management is of the view that the Group has sufficient financial resources to meet its capital commitment and ongoing operational requirements.

Foreign Currency Management

The assets and liabilities and business transactions of the Group are mainly carried and conducted in Hong Kong dollars and Renminbi. As the exchange rate of Hong Kong dollars to Renminbi has been stable, the management is of the view that the Group's exposure to foreign exchange risk is not significant.

Contingent Liabilities

The Group had no material contingent liabilities at 31st March, 2004.

EMPLOYEES AND REMUNERATION POLICY

At 31st March, 2004, the Group employed about 15 staff members including directors of the Company. Staff costs incurred during the year, including directors' emoluments, amounted to HK$6,591,000 (2003: HK$7,920,000).

It is the remuneration policy of the Group to reward its employees with reference to their qualifications, experience and work performance as well as to market benchmarks. Remunerations of employees are generally reviewed on an annual basis. Remuneration packages, include granting of share options, are structured to motivate individual performance and contributions to the Group.

BUSINESS PROSPECTS

For the year ahead, the management will continue with its dual focuses of enhancing the profitability and growth of the Group's existing businesses and looking for investment opportunities that will create substantial value to shareholders. In view of the continuous strong growth of China's economy, emphasis will be placed on seeking business opportunities that are Mainland related as well as those opportunities that will benefit from the introduction of the Closer Economic Partnership Arrangement between Mainland and Hong Kong.

APPRECIATION

The year under review continued to be a challenging one for the Group. On behalf of the Board of Directors, I would like to thank all management and staff for their hard work and contributions throughout the year and look forward to their support in the years ahead.

On behalf of the Board

Kwong Wai Tim, William
Managing Director

Hong Kong, 23rd July, 2004

Mr. Kwong Wai Tim, William, aged 47, joined the Company as Managing Director in November 2000. He is in charge of the overall strategic planning and public relation of the Group. He holds a MBA degree from the University of Oregon, U.S.A.. Mr. Kwong has over 15 years of experience in banking and corporate finance gained with major international financial institutions including Citicorp, Bankers Trust, Credit Lyonnais Asia Limited and The New China Hong Kong Capital Limited. He was a member of the Council of The Stock Exchange of Hong Kong Limited from 1995 to 1997 and a Director and Chairman of the Finance Committee of Hong Kong Securities Clearing Company Limited from 1996 to 1997. He was an Executive Director of 139 Holdings Limited from August 1998 to August 2000 and was a Director of IFTA Pacific Holdings Limited from July 1999 to March 2000.

Ms. Yau Shum Tek, Cindy, aged 34, joined the Company as Executive Director in November 2000. She is in charge of the overall management and administration of the Group. Ms. Yau graduated from Chong Qing Nursing School (重慶市衛生學校) and has extensive experience in trading of domestic electrical appliances and property development in Mainland China. Ms. Yau is a substantial shareholder of the Company as disclosed in the section headed "Interests and Short Positions of Shareholders Discloseable under the SFO " in the Directors' Report.

Mr. Lai Ming Wai, aged 45, joined the Company as Independent Non-executive Director in November 2000 and was redesignated as Executive Director in January 2001. He is in charge of business development and new projects/investments of the Group. He graduated from The University of Hong Kong with a Bachelor in Social Sciences degree. Mr. Lai was a Vice President of the Bank of America and was involved in developing the bank's business in Mainland China. He has over 18 years of experience in banking and international finance.

Mr. Lam Ping Cheung, aged 52, joined the Company as Independent Non-executive Director in November 2000. Mr. Lam holds a Bachelor in Social Science degree from The Chinese University of Hong Kong. He is a solicitor and sole-proprietor of Messrs. Andrew Lam & Co.. He is also an Independent Non-executive Director of China United International Holdings Limited, China Velocity Group Limited, Golden Resources Development International Limited, Kith Holdings Limited, Ngai Lik Industrial Holdings Limited, Qualipak International Holdings Limited, and Unity Investments Holdings Limited, which are listed public companies in Hong Kong.

Mr. Kwong Kai Sing, Benny, aged 45, joined the Company as Independent Non-executive Director in February 2001. Mr. Kwong graduated from Simon Fraser University in British Columbia, Canada with a Bachelor in Arts degree. He held senior positions with major international banks in Hong Kong in their respective lending departments and China department for many years. Mr. Kwong has extensive knowledge in corporate finance and banking. Mr. Kwong is the Chairman and an Executive Director of Heritage International Holdings Limited and an Independent Non-executive Director of Beijing Capital Land Ltd., which are listed public companies in Hong Kong.

All Executive Directors are regarded as members of the Group's senior management.

The directors present their annual report and the audited financial statements for the year ended 31st March, 2004.

PRINCIPAL ACTIVITIES

The Company is an investment holding company and provides corporate management services.

The activities of the Company's principal subsidiaries at 31st March, 2004 are set out in note 34 to the financial statements.

RESULTS

The results of the Group for the year are set out in the consolidated income statement on page 17.

No dividend was paid by the Company during the year. The directors do not recommend the payment of a final dividend for the year.

SHARE CAPITAL

During the year, the Company issued 365,000,000 ordinary shares with net proceeds of HK$18,989,000 pursuant to share placements. Details of movements in the share capital of the Company during the year are set out in note 25 to the financial statements.

RESERVES

Details of movements during the year in the reserves of the Group and the Company are set out in the consolidated statement of changes in equity on page 21 and note 27 to the financial statements, respectively.

In accordance with the Company's Articles of Association, dividends shall be payable out of the profits or other reserves of the Company. The Company's reserves available for distribution to the Company's shareholders comprise share premium, capital redemption reserve, contributed surplus, distributable reserve and accumulated losses, which in aggregate amounted to HK$428,281,000 at 31st March, 2004.

INVESTMENT PROPERTIES

The investment properties of the Group were revalued at 31st March, 2004 by an independent firm of professional property valuers on an open market value basis at HK$5,700,000. This valuation gives rise to a deficit of HK$100,000 which has been charged to the income statement. Details are set out in note 13 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 14 to the financial statements.

SHARE OPTION SCHEME

The share option scheme of the Company approved and adopted by the shareholders at the extraordinary general meeting held on 23rd August, 2002 (the "2002 Scheme") shall be valid and effective for a period of 10 years commencing from 23rd August, 2002. Details of the 2002 Scheme are set out in note 26 to the financial statements.

During the year, a total of 60,000,000 share options were granted and all of them were to directors of the Company. Details of these are as follows:

Name of director	Date of grant	Exercisable period	Subscription price per share *HK$*	Number of share options and underlying shares: Outstanding at 1.4.2003	Granted during the year	Outstanding at 31.3.2004	Percentage of the Company's issued share capital at 31.3.2004
Kwong Wai Tim, William	16.1.2004	16.1.2004 to 15.1.2009	0.06**	-	30,000,000	30,000,000*	0.86%
Lai Ming Wai	16.1.2004	16.1.2004 to 15.1.2009	0.06**	-	30,000,000	30,000,000*	0.86%
				-	60,000,000	60,000,000	1.72%

* These share options were held by the relevant directors as beneficial owners.

** The closing price per share immediately before the date on which the share options were granted was HK$0.057.

During the year, no share options were exercised, cancelled or lapsed under the 2002 Scheme.

The directors considered that it is not appropriate to disclose the value of the share options granted during the year since any valuation of the share options will be subject to a number of factors critical for the valuation that cannot be determined accurately at this stage. Any valuation of the share options based upon speculative assumptions will not be meaningful and may be misleading to the shareholders and the directors therefore considered that the disclosure of the relevant closing market price of the share and the subscription price per share upon exercise of the share options is more appropriate.

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:
Kwong Wai Tim, William *(Managing Director)*
Yau Shum Tek, Cindy
Lai Ming Wai
Terrence Lai *(resigned on 30th November, 2003)*

Independent non-executive directors:
Lam Ping Cheung
Kwong Kai Sing, Benny

In accordance with Article 112 of the Company's Articles of Association, Mr. Lai Ming Wai and Mr. Kwong Kai Sing, Benny will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The independent non-executive directors are subject to retirement by rotation in accordance with Article 112 of the Company's Articles of Association.

None of the directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

At 31st March, 2004, the interests of the directors and their associates in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Rules Governing the Listing of the Securities on the Stock Exchange (the "Listing Rules") were as follows:

Name of director	Capacity	Number of ordinary shares held	Percentage of the Company's issued share capital
Yau Shum Tek, Cindy	Interest of controlled corporation	726,918,000 *(Note)*	20.88%

Note: At 31st March, 2004, Multiple Wealth International Limited ("Multiple Wealth") and Pacific Rim Investment Management Enterprises Limited ("Pacific Rim") held 192,318,000 ordinary shares and 534,600,000 ordinary shares of the Company, respectively. Multiple Wealth and Pacific Rim are wholly-owned subsidiaries of Hastings Gold Limited ("Hastings Gold"), which in turn, is a wholly-owned subsidiary of Mainland Talent Developments Limited ("Mainland Talent"). Ms. Yau Shum Tek, Cindy wholly owns and controls Red China Holdings Limited ("Red China") and Capital Sun Industries Limited ("Capital Sun"). Capital Sun wholly owns Future Star Group Limited ("Future Star"). Each of Red China and Future Star is interested in 50% of the issued share capital of Mainland Talent. Accordingly, Ms. Yau Shum Tek, Cindy is deemed to be interested in a total of 726,918,000 ordinary shares of the Company held by Multiple Wealth and Pacific Rim.

The interests stated above represent the directors' interests in the shares of the Company, the directors' interests in the share options of the Company are disclosed in the section headed "Share Option Scheme" above.

Save as disclosed above, at 31st March, 2004, none of the directors nor their associates had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations as recorded in the register required to be kept under Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Listing Rules.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in the section headed "Share Option Scheme" above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of, the Company or any other body corporate, and none of the directors, or their spouses or children under the age of eighteen, had any right to subscribe for the securities of the Company, or had exercised any such rights during the year.

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

At 31st March, 2004, the register of shareholders maintained by the Company pursuant to Section 336 of the SFO showed that, the following shareholders had notified the Company of relevant interests in the issued share capital of the Company:

Name of shareholder	Capacity	Number of ordinary shares held	Percentage of the Company's issued share capital
Mainland Talent	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	20.88%
Capital Sun	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	20.88%
Red China	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	20.88%
Yau Shum Tek, Cindy	Interest of controlled corporation	726,918,000 *(Notes 1 & 2)*	20.88%

Notes:

1. At 31st March, 2004, Multiple Wealth and Pacific Rim held 192,318,000 and 534,600,000 ordinary shares of the Company, representing approximately 5.52% and 15.36% of the issued share capital of the Company at that date, respectively. Multiple Wealth and Pacific Rim are wholly-owned subsidiaries of Hastings Gold, which in turn, is a wholly-owned subsidiary of Mainland Talent.

2. Ms. Yau Shum Tek, Cindy wholly owns and controls Red China and Capital Sun. Capital Sun wholly owns Future Star. Each of Red China and Future Star is interested in 50% of the issued share capital of Mainland Talent. Ms. Yau Shum Tek, Cindy is deemed to be interested in a total of 726,918,000 ordinary shares of the Company held by Multiple Wealth and Pacific Rim.

Save as disclosed above, at 31st March, 2004, the Company had not been notified by any persons who had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisting at the end of the year or at any time during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales during the year attributable to the Group's five largest customers comprised approximately 67% of the Group's total turnover and the turnover attributable to the Group's largest customer was approximately 19% of the Group's total turnover.

The aggregate purchases during the year attributable to the Group's five largest suppliers were less than 30% of the Group's purchases.

None of the directors, their associates or any shareholders (which to the knowledge of the directors own more than 5% of the Company's share capital) has any interest in any of the Group's five largest customers.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Articles of Association, or the laws of the Cayman Islands, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31st March, 2004 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

POST BALANCE SHEET EVENT

Details of a significant post balance sheet event are set out in note 33 to the financial statements.

AUDITORS

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Kwong Wai Tim, William
Managing Director

Hong Kong, 23rd July, 2004



TO THE SHAREHOLDERS OF HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

We have audited the financial statements on pages 17 to 57 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2004 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
23rd July, 2004

Consolidated Income Statement

For the year ended 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000
Turnover	4	**23,305**	51,493
Cost of sales		**(2,423)**	(32,965)
Gross profit		**20,882**	18,528
Other operating income		**839**	(231)
Investment income	6	**833**	2,841
Administrative expenses		**(16,718)**	(18,757)
Other operating expenses	7	**(22,907)**	(45,467)
Loss from operations	8	**(17,071)**	(43,086)
Interest on bank and other borrowings wholly repayable within five years		**(78)**	(598)
Gain on disposal of subsidiaries		**95**	–
Loss before taxation		**(17,054)**	(43,684)
Taxation	10	**–**	–
Loss before minority interests		**(17,054)**	(43,684)
Minority interests		**4,316**	–
Net loss for the year		**(12,738)**	(43,684)
Dividend	11	**–**	–
Loss per share – basic	12	**HK$(0.004)**	HK$(0.014)

Consolidated Balance Sheet

At 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-current assets			
Investment properties	13	**5,700**	5,800
Property, plant and equipment	14	**412**	1,241
Interest in an associate	16	**–**	–
Investments in securities	17	**42,000**	53,000
Long-term loans receivable	18	**165,616**	–
Intangible asset	19	**–**	33,962
		213,728	94,003
Current assets			
Other receivables	20	**44,971**	63,677
Short-term loans receivable	18	**179,699**	246,848
Deposits made on acquisition of a subsidiary	21	**2,342**	–
Investments in securities	17	**272**	2,519
Bank balances and cash		**28,218**	96,391
		255,502	409,435
Current liabilities			
Other payables		**2,489**	3,690
Bank and other borrowings	22	**58**	1,580
		2,547	5,270
Net current assets		**252,955**	404,165
Total assets less current liabilities		**466,683**	498,168
Minority interests		**–**	37,736
		466,683	460,432

At 31st March, 2004

	Note	2004 HK$'000	2003 HK$'000
Capital and reserves			
Share capital	25	**34,811**	31,161
Reserves		**431,872**	429,271
		466,683	460,432

The financial statements on pages 17 to 57 were approved and authorised for issue by the Board of Directors on 23rd July, 2004 and are signed on its behalf by:

Kwong Wai Tim, William
Director

Yau Shum Tek, Cindy
Director

Balance Sheet

At 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-current assets			
Property, plant and equipment	14	–	193
Interests in subsidiaries	15	461,517	462,469
		461,517	462,662
Current assets			
Other receivables		69	57
Bank balances and cash		3,576	32
		3,645	89
Current liabilities			
Other payables		1,108	987
Bank and other borrowings	22	58	479
		1,166	1,466
Net current assets (liabilities)		2,479	(1,377)
Total assets less current liabilities		463,996	461,285
Non-current liability			
Amount due to a subsidiary	23	904	892
		463,092	460,393
Capital and reserves			
Share capital	25	34,811	31,161
Reserves	27	428,281	429,232
		463,092	460,393

Kwong Wai Tim, William
Director

Yau Shum Tek, Cindy
Director

Consolidated Statement of Changes in Equity

For the year ended 31st March, 2004

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Special reserve HK$'000 (note 27(a))	Distributable reserve HK$'000 (note 27(c))	Accumulated losses HK$'000	Total HK$'000
THE GROUP							
At 1st April, 2002	31,161	287,456	485	35,131	595,191	(445,308)	504,116
Net loss for the year	–	–	–	–	–	(43,684)	(43,684)
At 31st March, 2003	31,161	287,456	485	35,131	595,191	(488,992)	460,432
Issue of shares	3,650	15,995	–	–	–	–	19,645
Expenses incurred in connection with the issue of shares	–	(656)	–	–	–	–	(656)
Net loss for the year	–	–	–	–	–	(12,738)	(12,738)
At 31st March, 2004	**34,811**	**302,795**	**485**	**35,131**	**595,191**	**(501,730)**	**466,683**

Consolidated Cash Flow Statement

For the year ended 31st March, 2004

	2004	2003
	HK$'000	HK$'000
OPERATING ACTIVITIES		
Loss before taxation	(17,054)	(43,684)
Adjustments for:		
Investment income	(833)	(2,841)
Interest on bank and other borrowings	78	598
Depreciation	638	814
Impairment loss recognised in respect of investment securities	11,000	45,000
Impairment loss recognised in respect of intangible asset	11,321	–
Allowance for other receivables	415	–
Allowance for amount due from an associate	2	17
Deficit arising on valuation of investment properties	100	200
Loss on disposal of property, plant and equipment	69	–
Unrealised (gain) loss on other investments	(43)	231
Gain on disposal of subsidiaries	(95)	–
Operating cash flows before movements in working capital	5,598	335
Decrease in properties held for resale	–	30,000
Decrease (increase) in other receivables	61,291	(29,498)
Increase in loans receivable	(122,416)	(73,305)
Decrease in deposits made on investments	–	105,401
Decrease (increase) in investments in securities	2,290	(42,750)
Decrease in notes receivable	–	55,000
Increase in other payables	1,516	1,448
Cash (used in) from operations	(51,721)	46,631
Interest paid on bank and other borrowings	(78)	(598)
Interest received	833	2,841
Overseas tax paid	–	(83)
NET CASH (USED IN) FROM OPERATING ACTIVITIES	(50,966)	48,791

For the year ended 31st March, 2004

	Note	2004 HK$'000	2003 HK$'000
INVESTING ACTIVITIES			
Proceeds from disposal of subsidiaries (net of cash and cash equivalents disposed of)	28	(32,222)	–
Deposits made on acquisition of a subsidiary		(2,342)	–
Purchase of property, plant and equipment		(131)	(141)
Amount advanced to an associate		(2)	(17)
Proceeds from disposal of property, plant and equipment		23	–
NET CASH USED IN INVESTING ACTIVITIES		(34,674)	(158)
FINANCING ACTIVITIES			
Issue of shares, net of expenses		18,989	–
Repayment of other borrowings		(1,101)	–
Injection of capital by a minority shareholder		–	3,774
Other borrowings raised		–	1,101
NET CASH FROM FINANCING ACTIVITIES		17,888	4,875
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(67,752)	53,508
CASH AND CASH EQUIVALENTS AT 1ST APRIL		95,912	42,404
CASH AND CASH EQUIVALENTS AT 31ST MARCH		28,160	95,912
Represented by:			
Bank balances and cash		28,218	96,391
Bank overdrafts		(58)	(479)
		28,160	95,912

1. GENERAL

The Company is an exempted company incorporated in the Cayman Islands with limited liability. The shares of the Company are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company and provides corporate management services.

The activities of the Company's principal subsidiaries are set out in note 34.

2. ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group adopted, for the first time, Statement of Standard Accounting Practice ("SSAP") 12 (Revised) "Income taxes" under Hong Kong Financial Reporting Standard ("HKFRS") issued by the Hong Kong Society of Accountants ("HKSA"), the term of HKFRS is inclusive of SSAPs and Interpretations approved by the HKSA. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. The adoption of SSAP 12 (Revised) has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the valuation of investment properties and certain investments in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment losses.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuation at the balance sheet date. Any revaluation surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation deficit on a portfolio basis, in which case the excess of the revaluation deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is twenty years or less.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and any accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives and after taking into account their estimated residual values, using the straight line method, at the following rates per annum:

Fixtures	15% or over the terms of the relevant lease, whichever is shorter.
Computer equipment	$33^1/_3$%
Motor vehicles	30%
Others	15%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Intangible asset

Intangible asset is measured initially at purchase cost and amortised on a straight line basis over its estimated useful life.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Revenue recognition

For properties which are held for resale, revenue is recognised on the execution of a binding sales agreement.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rental invoiced in advance, from properties let under operating leases is recognised on a straight line basis over the terms of the relevant lease.

Sales of investments in securities are recognised on a trade date basis.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined as no impairment loss had been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Operating leases

Rentals payables under operating leases are charged to the income statement on a straight line basis over the terms of the relevant lease.

Retirement benefits scheme

The retirement benefit costs charged in the income statement represent the contributions payable in respect of the year to the Group's Mandatory Provident Fund ("MPF") scheme.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Foreign currencies

Transactions in currencies other than Hong Kong dollars are translated into Hong Kong dollars at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are re-translated at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at the rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. All exchange differences arising on translation are dealt with in reserves.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

3. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Taxation *(Continued)*

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

4. TURNOVER

Turnover represents the net amounts received and receivable from sales of securities, sales of properties, interest income from provision of finance and notes receivable, property rentals and dividend income during the year, and is analysed as follows:

	2004	2003
	HK$'000	*HK$'000*
Sales of securities	**801**	2,959
Sales of properties	**-**	30,000
Interest income from provision of finance and notes receivable	**22,475**	15,607
Property rentals	**-**	2,919
Dividend income from investments in securities		
– Hong Kong listed shares	**29**	8
	23,305	51,493

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION

During the year, the Group was organised into four main operating segments: provision of finance, trading of securities, property holding and investment and investment activities.

These divisions are the bases on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

Business segments

	For the year ended 31st March, 2004				
	Provision of finance	Trading of securities	Property holding and investment	Investment activities	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
SEGMENT REVENUE	22,475	830	–	–	23,305
SEGMENT RESULTS	21,898	(1,563)	(1,823)	(23,931)	(5,419)
Unallocated corporate expenses					(11,652)
Loss from operations					(17,071)
Interest on bank and other borrowings wholly repayable within five years					(78)
Gain on disposal of subsidiaries					95
Loss before taxation					(17,054)
Taxation					–
Loss before minority interests					(17,054)
Minority interests					4,316
Net loss for the year					(12,738)

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(Continued)*

Business segments *(Continued)*

	At 31st March, 2004				
	Provision of finance	Trading of securities	Property holding and investment	Investment activities	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS					
Segment assets	369,443	426	6,827	87,624	464,320
Unallocated corporate assets					4,910
Consolidated total assets					469,230
LIABILITIES					
Segment liabilities	30	5	1,223	25	1,283
Unallocated corporate liabilities					1,264
Consolidated total liabilities					2,547

	For the year ended 31st March, 2004				
	Provision of finance	Trading of securities	Property holding and investment	Investment activities	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
OTHER INFORMATION					
Allowance for other receivables	–	–	415	–	415
Capital additions	–	–	–	131	131
Depreciation	–	–	55	583	638
Deficit arising on valuation of investment properties	–	–	100	–	100
Impairment loss recognised in respect of intangible asset	–	–	–	11,321	11,321
Impairment loss recognised in respect of investment securities	–	–	–	11,000	11,000

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(Continued)*

Business segments *(Continued)*

	For the year ended 31st March, 2003				
	Provision of finance	Trading of securities	Property holding and investment	Investment activities	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
SEGMENT REVENUE	15,528	2,959	32,919	87	51,493
SEGMENT RESULTS	14,415	(177)	1,704	(47,753)	(31,811)
Unallocated corporate expenses					(11,275)
Loss from operations					(43,086)
Interest on bank and other borrowings wholly repayable within five years					(598)
Loss before taxation					(43,684)
Taxation					–
Loss before minority interests					(43,684)
Minority interests					–
Net loss for the year					(43,684)

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(Continued)*

Business segments *(Continued)*

	At 31st March, 2003				
	Provision of finance	Trading of securities	Property holding and investment	Investment activities	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS					
Segment assets	263,107	2,520	38,968	197,024	501,619
Unallocated corporate assets					1,819
Consolidated total assets					503,438
LIABILITIES					
Segment liabilities	45	1,106	1,870	590	3,611
Unallocated corporate liabilities					1,659
Consolidated total liabilities					5,270

	For the year ended 31st March, 2003				
	Provision of finance	Trading of securities	Property holding and investment	Investment activities	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
OTHER INFORMATION					
Capital additions	–	–	–	34,103	34,103
Depreciation	–	–	208	606	814
Deficit arising on valuation of investment properties	–	–	200	–	200
Impairment loss recognised in respect of investment securities	–	–	–	45,000	45,000

5. BUSINESS AND GEOGRAPHICAL SEGMENT INFORMATION *(Continued)*

Geographical segments

The Group's operations are mainly located in Hong Kong and the People's Republic of China, other than Hong Kong (the "PRC").

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods and services:

	Sales revenue by geographical market		**Loss from operations**	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**22,941**	18,474	**(1,943)**	(43,809)
The PRC	**364**	33,019	**(15,128)**	723
	23,305	51,493	**(17,071)**	(43,086)

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible asset, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		**Additions to property, plant and equipment and intangible asset**	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**422,404**	284,959	**131**	141
The PRC	**46,826**	218,479	**-**	33,962
	469,230	503,438	**131**	34,103

6. INVESTMENT INCOME

	2004	2003
	HK$'000	*HK$'000*
Interest income from:		
Banks	**634**	344
Others	**199**	2,497
	833	2,841

7. OTHER OPERATING EXPENSES

	2004	2003
	HK$'000	*HK$'000*
Included in other operating expenses are:		
Impairment loss recognised in respect of intangible asset	**(11,321)**	–
Impairment loss recognised in respect of investment securities	**(11,000)**	(45,000)
Deficit arising on valuation of investment properties	**(100)**	(200)
Allowance for amount due from an associate	**(2)**	(17)
Allowance for other receivables	**(415)**	–

8. LOSS FROM OPERATIONS

	2004	2003
	HK$'000	*HK$'000*
Loss from operations has been arrived at after charging:		
Staff costs, including directors' emoluments *(note 9(a))*:		
Salaries and other benefits	**6,491**	7,666
MPF contributions, net of forfeited contributions HK$134,000 (2003: Nil)	**100**	254
	6,591	7,920
Auditors' remuneration:		
Current year	**901**	903
Underprovision in prior year	**–**	435
	901	1,338
Depreciation	**638**	814
Loss on disposal of property, plant and equipment	**69**	–
Unrealised loss on other investments	**–**	231
and after crediting:		
Property rental income, net of outgoings (2003: outgoings of HK$313,000)	**–**	2,606
Unrealised gain on other investments	**43**	–

9. EMOLUMENTS OF DIRECTORS AND FIVE HIGHEST PAID INDIVIDUALS

Particulars of the emoluments of the directors and the five highest paid individuals are as follows:

(a) Directors' emoluments

	2004	2003
	HK$'000	*HK$'000*
Fees:		
Executive directors	**–**	–
Independent non-executive directors	**240**	240
	240	240
Other emoluments:		
Executive directors		
Salaries and other benefits	**4,273**	4,450
MPF contributions	**137**	166
Independent non-executive directors	**–**	–
	4,410	4,616
	4,650	4,856

The emoluments of the directors are within the following bands:

	Number of directors	
	2004	2003
Nil to HK$1,000,000	**4**	6
HK$1,000,001 to HK$1,500,000	**1**	1
HK$1,500,001 to HK$2,000,000	**1**	1

9. EMOLUMENTS OF DIRECTORS AND FIVE HIGHEST PAID INDIVIDUALS *(Continued)*

(b) Emoluments of the five highest paid individuals

The emoluments of the five highest paid individuals of the Group for the year included four (2003: four) directors of the Company, whose emoluments are included in (a) above. The aggregate emoluments of the remaining individual (2003: one) are as follows:

	2004	2003
	HK$'000	*HK$'000*
Salaries and other benefits	**300**	645
MPF contributions	**15**	20
	315	665

During the years ended 31st March, 2004 and 2003, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office.

In addition, during the years ended 31st March, 2004 and 2003, no directors waived any emoluments.

10. TAXATION

No provision for Hong Kong Profits Tax has been made as neither the Company nor its subsidiaries had any assessable profit for the year.

The Hong Kong Profits Tax rate has been increased from 16% to 17.5% with effect from 2003/2004 year of assessment.

10. TAXATION *(Continued)*

The charge for the year can be reconciled to the loss per the income statement as follows:

	2004	2003
	HK$'000	*HK$'000*
Loss before taxation	**(17,054)**	(43,684)
Tax at the domestic income tax rate of 17.5% (2003: 16%)	**(2,984)**	(6,989)
Tax effect of expenses not deductible for tax purpose	**4,524**	7,280
Tax effect of income not taxable for tax purpose	**(183)**	(402)
Tax effect of deferred tax assets not recognised	**562**	804
Tax effect of utilisation of tax loss not recognised	**(1,919)**	(693)
Tax charge for the year	**–**	–

Details of deferred tax are set out in note 24.

11. DIVIDEND

No dividend was proposed or paid by the Company during the year (2003: nil).

12. LOSS PER SHARE

The calculation of the basic loss per share for the year is based on the net loss for the year of HK$12,738,000 (2003: HK$43,684,000) and on weighted average of 3,186,028,417 (2003: 3,116,124,045) ordinary shares in issue.

Diluted loss per share for the year ended 31st March, 2004 has not been presented as the exercise of the Company's outstanding share options would result in a reduction in loss per share.

13. INVESTMENT PROPERTIES

	THE GROUP *HK$'000*
VALUATION	
At 1st April, 2003	5,800
Deficit arising on valuation of investment properties	(100)
At 31st March, 2004	**5,700**

The Group's investment properties, which are to be rented out under operating leases, are held under long-term land use rights in the PRC.

The Group's investment properties were revalued at 31st March, 2004 by RHL Appraisal Ltd., an independent firm of professional property valuers, on an open market value basis at HK$5,700,000. The deficit arising on revaluation of HK$100,000 was charged to the income statement.

14. PROPERTY, PLANT AND EQUIPMENT

	THE GROUP				THE COMPANY
	Furniture, fixtures and equipment *HK$'000*	Computer equipment *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*	Motor vehicles *HK$'000*
COST					
At 1st April, 2003	1,330	467	1,172	2,969	543
Additions	6	–	125	131	125
Disposals	(133)	–	–	(133)	–
Disposal of subsidiaries	–	–	(460)	(460)	–
At 31st March, 2004	**1,203**	**467**	**837**	**2,507**	**668**
DEPRECIATION					
At 1st April, 2003	792	319	617	1,728	350
Provided for the year	109	126	403	638	318
Eliminated on disposals	(41)	–	–	(41)	–
Eliminated on disposal of subsidiaries	–	–	(230)	(230)	–
At 31st March, 2004	**860**	**445**	**790**	**2,095**	**668**
NET BOOK VALUES					
At 31st March, 2004	**343**	**22**	**47**	**412**	**–**
At 31st March, 2003	538	148	555	1,241	193

15. INTERESTS IN SUBSIDIARIES

	2004 HK$'000	2003 HK$'000
Unlisted shares, at cost	–	–
Amounts due from subsidiaries, less allowances	461,517	462,469
	461,517	462,469

The amounts due from subsidiaries are unsecured and have no fixed terms of repayment. Out of the balance at 31st March, 2004, an amount of HK$369,413,000 (2003: HK$229,757,000) bears interest at prevailing market rate and the remaining balance is interest-free. In the opinion of the directors, the amounts will not be repayable within twelve months from the balance sheet date and are therefore shown as non-current.

Details of the Company's principal subsidiaries at 31st March, 2004 are set out in note 34.

16. INTEREST IN AN ASSOCIATE

	THE GROUP	
	2004 HK$'000	2003 HK$'000
Share of net assets	–	–
Amount due from an associate, less allowances	–	–
	–	–

Details of the Group's associate at 31st March, 2004, which is held indirectly by the Company, are as follows:

Name of associate	Place of incorporation/operation	Attributable equity interest %	Principal activity
Triple Chain Limited	British Virgin Islands/ Hong Kong	50	Inactive

17. INVESTMENTS IN SECURITIES

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
Non-current investments:		
Investment securities, at cost		
Overseas unlisted shares *(note i below)*	**135,000**	135,000
Less: Impairment losses recognised	**(93,000)**	(82,000)
	42,000	53,000
Current investments:		
Other investments, at market value		
Hong Kong listed shares *(note ii below)*	**272**	2,519

Notes:

i. The directors of the Company consider that the investment securities are held for long-term strategic purposes. Out of the cost of HK$135,000,000 at 31st March, 2004:

(a) an amount of HK$50,000,000 which represents the Group's investment in an investee company, Hennabun Management Inc. ("HMI"). HMI acts as an investment holding company of companies engaged in the brokerage, commodity trading, margin financing, money lending, corporate finance advisory services and proprietary trading activities.

At 31st March, 2004, an impairment loss of HK$48,000,000 (2003: HK$37,000,000) had been recognised in the Group's investment in HMI to restate the carrying value of the investment to its estimated recoverable amount, with reference to the financial information of HMI at the balance sheet date.

(b) an amount of HK$45,000,000 which represents the Group's investment in Auto System Limited ("Auto System"). Auto System develops software programme known as the "intelligent home" property management system. It is designed for large residential complex club house, shopping malls, entertainment and recreational centres.

At 31st March, 2004, an impairment loss of HK$45,000,000 (2003: HK$45,000,000) had been recognised in the Group's investment in Auto System.

17. INVESTMENTS IN SECURITIES *(Continued)*

Notes: (Continued)

(c) an amount of HK$40,000,000 which represents the Group's investment in Xi'an Yizhiliu Pharmaceutical Co., Ltd. (西安一枝刘制藥有限公司) ("Xi'an Yizhiliu"), a company established in the PRC. The investment is a 22.5% holding of the registered capital of Xi'an Yizhiliu. Xi'an Yizhiliu is not regarded as an associate of the Group as the Group is not in a position to exercise significant influence over its affairs.

ii. At 31st March, 2003, the Group had pledged its other investments with an aggregate carrying amount of HK$2,519,000 to secure the other borrowings of HK$1,101,000. The pledge had been released during the year ended 31st March, 2004.

18. LOANS RECEIVABLE

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
The loans receivable comprise:		
Unsecured long-term loans receivable	**165,616**	–
Unsecured short-term loans receivable	**179,699**	196,848
Secured short-term loan receivable *(note below)*	**–**	50,000
	345,315	246,848
Less: Amount due within one year shown under current assets	**(179,699)**	(246,848)
Amount due over one year	**165,616**	–

The loans receivable bear interest at prevailing market rate.

The Group negotiates credit period with borrowers according to the credit of individual borrower.

Note: At 31st March, 2003, the secured short-term loan receivable was secured by pledge of shares of property holding companies ("Property Companies") which were under the control of the borrowers. Pursuant to the agreement between the Group and the borrowers, the Group was granted a call option to require the borrowers to sell all of the shares of the Property Companies to the Group. The secured short-term loan receivable was fully repaid during the year.

19. INTANGIBLE ASSET

	THE GROUP *HK$'000*
COST	
At 1st April, 2003	33,962
Disposal of subsidiaries	(33,962)
At 31st March, 2004	-
IMPAIRMENT	
At 1st April, 2003	-
Impairment loss recognised	11,321
Eliminated on disposal of subsidiaries	(11,321)
At 31st March, 2004	-
NET BOOK VALUES	
At 31st March, 2004	-
At 31st March, 2003	33,962

The intangible asset of the Group represented the technology of Global Positioning Security System ("GPSS") and it was amortised over its estimated useful life of 3 years. The operation of the GPSS had not commenced since acquisition and, accordingly, no amortisation of the intangible asset had been recognised. In view of the unsatisfactory performance, an impairment loss of HK$11,321,000 was recognised during the year.

20. OTHER RECEIVABLES

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
Other receivables of the Group included:		
Proceeds from disposal of subsidiaries *(note i below)*	**43,000**	–
Proceeds from disposal of properties held for resale *(note ii below)*	–	28,000
Refundable deposit on the cancellation of acquisition of a subsidiary *(note ii below)*	–	28,843

Notes:

i. The amount represents the sales proceeds from disposal of two subsidiaries of the Company and is secured by the shares in one of these subsidiaries. It is due for full settlement in September 2004.

ii. The amounts were fully settled during the year.

21. DEPOSITS MADE ON ACQUISITION OF A SUBSIDIARY

In March 2004, the Group entered into an agreement to acquire the entire equity interest in 深圳市方達電子產品有限公司 from two independent third parties, for an aggregate consideration of RMB3,500,000 (equivalent to HK$3,285,000). A deposit of RMB2,500,000 (equivalent to HK$2,342,000) has been paid by the Group. The remaining consideration of RMB1,000,000 (equivalent to HK$943,000) was disclosed as capital commitment of the Group at 31st March, 2004 in note 31.

深圳市方達電子產品有限公司 is a limited liability company established in the PRC and principally engages in the marketing, promotion and sale of electronic products in the PRC.

22. BANK AND OTHER BORROWINGS

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
The bank and other borrowings, which are due within one year, comprise:				
Secured other borrowings	**-**	1,101	**-**	-
Unsecured bank overdrafts	**58**	479	**58**	479
	58	1,580	**58**	479

23. AMOUNT DUE TO A SUBSIDIARY

The amount due to a subsidiary of the Company is unsecured, interest-free and has no fixed terms of repayment. Having agreed by the subsidiary, the amount will not be repayable within twelve months from the balance sheet date and is therefore shown as non-current.

24. DEFERRED TAX

At 31st March, 2004, the Group and the Company have unused tax losses of HK$52,691,000 (2003: HK$60,766,000) and HK$3,563,000 (2003: HK$14,316,000), respectively, available for offset against future profits. No deferred tax asset has been recognised in respect of the tax losses due to the unpredictability of future profit streams. The tax losses may be carried forward indefinitely.

25. SHARE CAPITAL

	Number of ordinary shares	Amount HK$'000
Ordinary shares of HK$0.01 each		
Authorised:		
Balance at 1st April, 2002, 31st March, 2003 and 31st March, 2004	200,000,000,000	2,000,000
Issued and fully paid:		
Balance at 1st April, 2002 and 31st March, 2003	3,116,124,045	31,161
Issue of shares	365,000,000	3,650
Balance at 31st March, 2004	**3,481,124,045**	**34,811**

During the year, the following changes in the share capital of the Company took place:

(i) Pursuant to a placing agreement entered into on 18th December, 2003, the Company issued 215,000,000 ordinary shares of HK$0.01 each at HK$0.053 per share which represents a discount of approximately 7.02% to the closing price of HK$0.057 per share on 18th December, 2003 as quoted on the Stock Exchange. The net proceeds of the placement of HK$11,034,000 was used for additional working capital of the Group.

(ii) Pursuant to another placing agreement entered into on 30th January, 2004, the Company issued 150,000,000 ordinary shares of HK$0.01 each at HK$0.055 per share which represents a discount of approximately 5.17% to the closing price of HK$0.058 per share on 30th January, 2004 as quoted on the Stock Exchange. The net proceeds of the placement of HK$7,955,000 was used for additional working capital of the Group.

These new ordinary shares issued during the year rank pari passu with the then existing ordinary shares of the Company in all respects.

These new ordinary shares were issued under the general mandate granted to the directors of the Company at the extraordinary general meeting held on 5th September, 2003.

26. SHARE OPTION SCHEME

The share option scheme of the Company approved and adopted by the shareholders at the extraordinary general meeting held on 23rd August, 2002 (the "2002 Scheme") shall be valid and effective for a period of 10 years commencing from 23rd August, 2002 ("the Adoption Date"). The primary purpose of the 2002 Scheme is to provide participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole.

The categories of the participants under the 2002 Scheme are any directors (including executive directors, non-executive directors and independent non-executive directors) of the Company and its subsidiaries and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers to the Group who the Board of Directors of the Company (the "Board") considers, in its sole discretion have contributed or will contribute to the Group.

The Board may, at its absolute discretion, made an offer to any participant to take up share options. An offer is deemed to have been accepted and a share option is deemed to have been granted and accepted and shall take effect when the duplicate of the offer letter comprising acceptance of the offer duly signed by the grantee and the remittance of HK$1 by way of consideration for the grant thereof is received by the Company. Share options granted may be exercised during the period as notified by the Board to each grantee at the time of making the offer and shall be at any time from the date of grant to the tenth anniversary thereof.

The total number of shares which may be issued upon exercise of all share options granted under the 2002 Scheme and other share option scheme(s) of the Company (excluding share options lapsed) must not exceed 311,612,404 shares, being approximately 10% of the total number of the Company's shares in issue on the Adoption Date, except with prior approvals from the Company's shareholders. The maximum number of shares in respect of which share options may be granted to a specifically identified single grantee under the 2002 Scheme shall not (when aggregated with any shares subject to any other share option scheme(s) of the Company) in any 12-month period exceed 1% of the Company's shares in issue. Any further grant of share options in excess of this limit is subject to shareholders' approval in advance in a general meeting.

26. SHARE OPTION SCHEME *(Continued)*

The subscription price for shares on the exercise of share options under the 2002 Scheme shall be determined by the Board in its absolute discretion but in any event shall not be less than the greatest of: (i) the closing price of the Company's shares as stated in the daily quotations sheets issued by the Stock Exchange on the date on which a share option is granted; (ii) the average closing price of the Company's shares as stated in the daily quotations sheets issued by the Stock Exchange for the five business days immediately preceding the date on which a share option is granted; and (iii) the nominal value of the Company's share.

The 2002 Scheme will expire on 22nd August, 2012.

At 31st March, 2004, share options in respect of a total of 60,000,000 shares had been granted to the directors of the Company under the 2002 Scheme, representing approximately 1.72% and 1.61% of the issued share capital of the Company at that date and 23rd July, 2004, respectively. There were no share options granted to employees of the Group.

A summary of movements of share options held by the directors of the Company during the year ended 31st March, 2004 is as follows:

			Number of share options		
Date of grant	**Exercisable period**	**Subscription price per share** *HK$*	**Outstanding at 1.4.2003**	**Granted during the year**	**Outstanding at 31.3.2004**
16.1.2004	16.1.2004 to 15.1.2009	0.06	–	60,000,000	60,000,000

During the year, no share options were exercised, cancelled or lapsed under the 2002 Scheme.

No share options were granted or outstanding at any time during the year ended 31st March, 2003.

No charge was recognised in the income statement of the Company in respect of the share options granted. Share options granted are not recognised in the financial statements until such options are exercised. Upon exercise of share options, the shares issued by the Company are recorded as additional share capital at the nominal value of such shares and the excess of the subscription price over the nominal value of the shares issued is recorded in the Company's share premium account.

The total consideration received during the year for the share options granted was HK$2.

27. RESERVES

	Share premium HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000 (note b)	Distributable reserve HK$'000 (note c)	Accumulated losses HK$'000	Total HK$'000
THE COMPANY						
At 1st April, 2002	287,456	485	39,521	595,191	(431,512)	491,141
Net loss for the year	–	–	–	–	(61,909)	(61,909)
At 31st March, 2003	287,456	485	39,521	595,191	(493,421)	429,232
Issue of shares	15,995	–	–	–	–	15,995
Expenses incurred in connection with the issue of shares	(656)	–	–	–	–	(656)
Net loss for the year	–	–	–	–	(16,290)	(16,290)
At 31st March, 2004	**302,795**	**485**	**39,521**	**595,191**	**(509,711)**	**428,281**

Notes:

(a) The special reserve of the Group represents the difference between the aggregate amount of the share capital and share premium account of a company which was the former holding company of the Group and the nominal value of the Company's shares issued pursuant to the group reorganisation in 1992.

(b) The contributed surplus of the Company represents the difference between the nominal value of the share capital issued by the Company and the underlying net tangible asset value net of pre-acquisition dividends and realised pre-acquisition investment property revaluation reserve of subsidiaries which were acquired by the Company pursuant to the group reorganisation in 1992.

(c) The distributable reserve of the Group and the Company represents the aggregate of the credit arising from the following:

(i) the reduction of nominal value of the consolidated shares from HK$0.10 each to HK$0.002 each by cancelling HK$0.098 paid up on each issued share and the cancellation of share premium account as at 31st October, 1998, after a transfer of HK$607,193,000 towards the elimination of the accumulated losses of the Company at 31st October, 1998; and

(ii) Capital reduction during the year ended 31st March, 2002.

28. DISPOSAL OF SUBSIDIARIES

	2004	2003
	HK$'000	*HK$'000*
Net assets disposed of:		
Property, plant and equipment	**230**	–
Intangible asset	**22,641**	–
Short-term loans receivable	**23,949**	–
Bank balances and cash	**82,452**	–
Other payables	**(2,717)**	–
Minority interests	**(33,420)**	–
Net assets	**93,135**	–
Gain on disposal of subsidiaries	**95**	–
	93,230	–
Satisfied by:		
Cash consideration received	**50,230**	–
Other receivables	**43,000**	–
	93,230	–
Analysis of net outflow of cash and cash equivalents in connection with the disposal of subsidiaries:		
Cash consideration received	**50,230**	–
Bank balances and cash disposed of	**(82,452)**	–
Net outflow of cash and cash equivalents in connection with the disposal of subsidiaries	**(32,222)**	–

The Group's loss from operations included HK$12,655,000 in respect of the disposed subsidiaries up to their disposal day.

29. MAJOR NON-CASH TRANSACTIONS

During the year ended 31st March, 2003, the following major non-cash transactions took place:

(a) The minority shareholder of a subsidiary injected an intangible asset of HK$33,962,000 to the Group.

(b) Reclassification of HK$28,843,000 from deposits made on investments to other receivables.

30. OPERATING LEASE COMMITMENTS

(a) The Group as lessee

	2004	2003
	HK$'000	*HK$'000*
Minimum lease payments paid by the Group under operating leases in respect of premises during the year	**818**	1,012

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2004	2003
	HK$'000	*HK$'000*
Within one year	**612**	857
In the second to fifth year inclusive	**–**	540
	612	1,397

Operating lease payments represent rentals payable by the Group for its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average of two years.

30. OPERATING LEASE COMMITMENTS *(Continued)*

(b) The Group as lessor

	2004	2003
	HK$'000	*HK$'000*
Property rental income earned during the year	–	2,919

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	2004	2003
	HK$'000	*HK$'000*
Within one year	–	2,341
In the second to fifth year inclusive	–	598
	–	2,939

At 31st March, 2003, the Group's properties were expected to generate rental yield of 9.7% on an ongoing basis. All of the properties held had committed tenants for an average of two years.

31. CAPITAL COMMITMENTS

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of:		
Acquisition of property, plant and equipment	–	170,913
Acquisition of a subsidiary	**943**	–
	943	170,913

31. CAPITAL COMMITMENTS *(Continued)*

At 31st March, 2003, Sure Success Developments Limited ("SSD"), a wholly-owned subsidiary of the Company, had outstanding commitment of HK$170,913,000 for the acquisition of properties in the PRC. SSD was disposed of by the Group on 12th May, 2003.

The Company did not have any significant capital commitments at the balance sheet date.

32. PENSION SCHEME

The Group has operated a MPF scheme for all employees. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the scheme. The assets of the scheme are held separately from those of the Group in independently-administered funds. The Group's employer contributions are contributed into the scheme in accordance with the rules of the scheme.

33. POST BALANCE SHEET EVENT

On 5th May, 2004, an agreement was made with an independent third party for the placing and subscription of 240,000,000 new ordinary shares of HK$0.01 each in the Company at HK$0.052 per share which represents a discount of approximately 1.89% to the closing price of HK$0.053 per share on 5th May, 2004 as quoted on the Stock Exchange. The net proceeds of the placing was used for additional working capital of the Group. The new shares were issued on 21st May, 2004.

34. PRINCIPAL SUBSIDIARIES

Details of the Company's principal subsidiaries at 31st March, 2004 are as follows:

Name of subsidiary	Place of incorporation/ operations	Nominal value of issued and fully paid ordinary share capital	Proportion of nominal value of issued capital held by the Company Directly %	Indirectly %	Principal activities
Asia Hunter Global Limited	British Virgin Islands	US$1	100	–	Investment holding
Brilliance Assets Limited	British Virgin Islands	US$1	–	100	Investment holding
Eastern Sunny Limited	Hong Kong	HK$2	–	100	Provision of management service
Equity Spin Investments Limited	British Virgin Islands	US$1	100	–	Investment holding
Far Hero Limited	Hong Kong	HK$2	–	100	Property investment
Genesis Sun Holdings Limited	Hong Kong	HK$2	–	100	Investment holding
Hansom Finance Limited	Hong Kong	HK$2	–	100	Provision of finance
Longsun Ltd.	British Virgin Islands	US$1	100	–	Investment holding
Peking Bay Assets Limited	British Virgin Islands	US$1	–	100	Investment holding
Progressive Company Limited	Hong Kong	HK$1,000	–	100	Investment holding

34. PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ operations	Nominal value of issued and fully paid ordinary share capital	Proportion of nominal value of issued capital held by the Company		Principal activities
			Directly %	Indirectly %	
Smart Jump Corporation	British Virgin Islands/ Hong Kong	US$1	–	100	Trading in securities
Top Achievers Co., Ltd.	British Virgin Islands	US$1	–	100	Investment holding
Win Advance Development Limited	Hong Kong	HK$2	–	100	Property investment

None of the subsidiaries had any debt securities subsisting at the end of the year or at any time during the year.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

	Year ended 31st March,				
	2000	2001	2002	2003	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
RESULTS					
Turnover	315,421	322,476	240,683	51,493	**23,305**
Loss before taxation	(187,701)	(98,256)	(54,494)	(43,684)	**(17,054)**
Taxation	(1,635)	(47)	(190)	–	**–**
Loss before minority interests	(189,336)	(98,303)	(54,684)	(43,684)	**(17,054)**
Minority interests	148	14,156	7,009	–	**4,316**
Net loss for the year	(189,188)	(84,147)	(47,675)	(43,684)	**(12,738)**

	At 31st March,				
	2000	2001	2002	2003	**2004**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
ASSETS AND LIABILITIES					
Total assets	687,848	445,889	506,441	503,438	**469,230**
Total liabilities	(293,980)	(80,624)	(2,325)	(5,270)	**(2,547)**
Minority interests	(487)	(31,465)	–	(37,736)	**–**
Shareholders' funds	393,381	333,800	504,116	460,432	**466,683**

	截至三月三十一日止年度				
	二零零零年	二零零一年	二零零二年	二零零三年	**二零零四年**
	千港元	千港元	千港元	千港元	千港元
業績					
營業額	315,421	322,476	240,683	51,493	**23,305**
除稅前虧損	(187,701)	(98,256)	(54,494)	(43,684)	**(17,054)**
稅項	(1,635)	(47)	(190)	–	**–**
未計少數股東權益前虧損	(189,336)	(98,303)	(54,684)	(43,684)	**(17,054)**
少數股東權益	148	14,156	7,009	–	**4,316**
年度虧損淨額	(189,188)	(84,147)	(47,675)	(43,684)	**(12,738)**

	於三月三十一日				
	二零零零年	二零零一年	二零零二年	二零零三年	**二零零四年**
	千港元	千港元	千港元	千港元	千港元
資產及負債					
資產總額	687,848	445,889	506,441	503,438	**469,230**
負債總額	(293,980)	(80,624)	(2,325)	(5,270)	**(2,547)**
少數股東權益	(487)	(31,465)	–	(37,736)	**–**
股東資金	393,381	333,800	504,116	460,432	**466,683**

34. 主要附屬公司（續）

附屬公司名稱	註冊成立／營運地點	已發行及繳足普通股本面值	本公司持有之已發行股本面值比例 直接 %	間接 %	主要業務
Smart Jump Corporation	英屬處女群島／香港	1美元	–	100	證券買賣
Top Achievers Co., Ltd.	英屬處女群島	1美元	–	100	投資控股
榮進發展有限公司	香港	2港元	–	100	物業投資

於本年度結束時或年內任何時間，附屬公司並無任何債務證券。

董事會認為上表載列之本公司附屬公司為可主要影響本集團之業績或資產之附屬公司。董事會認為，如載列其他附屬公司之詳情將令篇幅過於冗長。

34. 主要附屬公司

本公司主要附屬公司於二零零四年三月三十一日之資料如下：

附屬公司名稱	註冊成立／營運地點	已發行及繳足普通股本面值	本公司持有之已發行股本面值比例 直接 %	間接 %	主要業務
Asia Hunter Global Limited	英屬處女群島	1美元	100	–	投資控股
Brilliance Assets Limited	英屬處女群島	1美元	–	100	投資控股
東旭有限公司	香港	2港元	–	100	提供管理服務
Equity Spin Investments Limited	英屬處女群島	1美元	100	–	投資控股
遠雄有限公司	香港	2港元	–	100	物業投資
晉亮集團有限公司	香港	2港元	–	100	投資控股
恒盛財務有限公司	香港	2港元	–	100	提供融資
Longsun Ltd.	英屬處女群島	1美元	100	–	投資控股
Peking Bay Assets Limited	英屬處女群島	1美元	–	100	投資控股
Progressive Company Limited	香港	1,000港元	–	100	投資控股

31. 資本承擔（續）

於二零零三年三月三十一日，本公司之全資附屬公司Sure Success Developments Limited（「SSD」）就收購於中國物業之未履行承擔為170,913,000港元。本集團已於二零零三年五月十二日出售SSD。

於結算日，本公司並無任何重大資本承擔。

32. 退休金計劃

本集團為所有僱員提供強積金計劃。供款乃根據計劃規則按僱員基本薪金百分比計算，並於供款應付時計入收入報表。計劃之資產獨立於本集團資產並由獨立管理之基金持有。本集團之僱主供款乃根據計劃規則供款至計劃內。

33. 結算日後事項

於二零零四年五月五日，本公司與一名獨立第三方訂立一項協議，以配售及認購本公司240,000,000股每股面值0.01港元之新普通股，每股作價0.052港元，較股份於二零零四年五月五日在聯交所錄得之收市價每股0.053港元折讓約1.89%。配售之所得款項淨額已撥作本集團額外營運資金。新股已於二零零四年五月二十一日發行。

30. 營運租約承擔（續）

(b) 本集團作為出租人

	二零零四年 千港元	二零零三年 千港元
年內賺取之物業租金收入	–	2,919

於結算日，本集團已就以下未來最低租約付款與租客訂約：

	二零零四年 千港元	二零零三年 千港元
一年內	–	2,341
第二年至五年內（包括首尾兩年）	–	598
	–	2,939

於二零零三年三月三十一日按持續經營基準預計本集團之物業租金收益將為9.7%。本集團已就所持有之全部物業與租客訂下平均兩年之租期。

31. 資本承擔

	本集團	
	二零零四年 千港元	二零零三年 千港元
已訂約但未在財務報告提撥準備之資本性開支：		
有關收購物業、廠房及設備	–	170,913
收購一間附屬公司	**943**	–
	943	170,913

29. 主要非現金交易

截至二零零三年三月三十一日止年度內發生之主要非現金交易如下：

(a) 一家附屬公司之一名少數股東為本集團注入33,962,000港元無形資產。

(b) 28,843,000港元之款額經已由收購投資之按金重新分類為其他應收款項。

30. 營運租約承擔

(a) 本集團作為承租人

	二零零四年 千港元	二零零三年 千港元
年內本集團就物業根據營運租約所支付之最低租約付款	**818**	1,012

於結算日，本集團就不可撤銷營運租約所承擔之未來最低租約付款之到期情況如下：

	二零零四年 千港元	二零零三年 千港元
一年內	**612**	857
第二年至五年內（包括首尾兩年）	**-**	540
	612	1,397

營運租約付款指本集團就其辦公室物業所須付之租金。租期議定平均為兩年，而租金亦按兩年期平均訂定。

28. 出售附屬公司

	二零零四年 千港元	二零零三年 千港元
出售資產淨值：		
物業、廠房及設備	230	–
無形資產	22,641	–
短期應收貸款	23,949	–
銀行結餘及現金	82,452	–
其他應付款項	(2,717)	–
少數股東權益	(33,420)	–
資產淨值	93,135	–
出售附屬公司之收益	95	–
	93,230	–
支付方式：		
已收取之現金代價	50,230	–
其他應收款項	43,000	–
	93,230	–
出售附屬公司之現金及現金等值物流出淨額分析：		
已收取現金代價	50,230	–
出售之銀行結餘及現金	(82,452)	–
出售附屬公司之現金及現金等值物流出淨額	(32,222)	–

本集團之營運虧損已計入所出售之附屬公司截至其出售日止之虧損12,655,000港元。

27. 儲備

	股份溢價	股本贖回儲備	實繳盈餘	可分派儲備	累積虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元
			(附註b)	(附註c)		
本公司						
於二零零二年四月一日	287,456	485	39,521	595,191	(431,512)	491,141
年度虧損淨額	–	–	–	–	(61,909)	(61,909)
於二零零三年三月三十一日	287,456	485	39,521	595,191	(493,421)	429,232
發行股份	15,995	–	–	–	–	15,995
發行股份之開支	(656)	–	–	–	–	(656)
年度虧損淨額	–	–	–	–	(16,290)	(16,290)
於二零零四年三月三十一日	**302,795**	**485**	**39,521**	**595,191**	**(509,711)**	**428,281**

附註：

(a) 本集團之特殊儲備乃一間公司(本集團之前控股公司)當時之股本及股份溢價總值與根據一九九二年集團重組時發行之本公司股份面值兩者間之差額。

(b) 本公司之實繳盈餘乃本公司根據於一九九二年集團重組時所發行之股本面值與當時本公司所收購之附屬公司之有形資產淨值，減去收購前所派股息及於收購前已變現之投資物業重估儲備兩者間之差額。

(c) 本集團及本公司之可分派儲備指產生自下列各項之進賬總額：

(i) 註銷每股面值0.10港元之已合併發行股份之實繳股本每股0.098港元至每股0.002港元而產生之進賬以及註銷於一九九八年十月三十一日之股份溢價賬，經撥入607,193,000港元以對銷本公司於一九九八年十月三十一日之累計虧損後；及

(ii) 截至二零零二年三月三十一日止年度之削減股本。

26. 購股權計劃（續）

根據二零零二年計劃行使購股權時，股份之認購價由董事會全權酌情釐定，惟不可低於下列之較高者：(i)於授出購股權日期本公司股份在聯交所每日報價表所報之收市價；(ii)本公司股份於緊接授出購股權日期前五個營業日在聯交所每日報價表所報之股份平均收市價；及(iii)本公司股份面值。

二零零二年計劃將於二零一二年八月二十二日屆滿。

於二零零四年三月三十一日，涉及合共60,000,000股股份之購股權已根據二零零二年計劃授予本公司董事，分別佔本公司於該日及二零零四年七月二十三日之已發行股本約1.72%及1.61%。年內並無購股權授予本集團之僱員。

本公司董事於截至二零零四年三月三十一日止年度內持有購股權之變動概要如下：

			購股權數目		
授出日期	可行使期間	每股認購價	於二零零三年四月一日尚未行使	年內授出	於二零零四年三月三十一日尚未行使
		港元			
二零零四年一月十六日	二零零四年一月十六日至二零零九年一月十五日	0.06	–	60,000,000	60,000,000

年內，概無購股權根據二零零二年計劃被行使、註銷或失效。

於截至二零零三年三月三十一日止年度內任何時間，概無購股權已予授出或未獲行使。

本公司並無在收入報表中就所授出之購股權確認支出。所授出之購股權並無在財務報告中予以確認，直至該等購股權獲行使為止。待購股權獲行使後，本公司發行之股份乃按該等股份之面值記錄為額外股本，而認購價超逾已發行股份面值之金額則記錄在本公司之股份溢價賬內。

年內就已授出購股權收取之總代價為2港元。

26. 購股權計劃

本公司股東於二零零二年八月二十三日舉行之股東特別大會上批准及接納之購股權計劃（「二零零二年計劃」），由二零零二年八月二十三日（「採納日期」）起計十年內有效。二零零二年計劃旨在向參與人提供認購本公司所有權之機會，以及鼓勵參與人致力提高本公司及其股份價值，以符合本公司及其股東之整體利益。

根據二零零二年計劃，參與人類別包括本公司及其附屬公司之任何董事(包括執行董事、非執行董事及獨立非執行董事）及本集團之僱員及本公司董事會（「董事會」）以完全酌情權認為對本集團作出或將作出貢獻之任何顧問、諮詢人、分銷商、承包商、供應商、代理、客戶、業務夥伴、合營業務夥伴、發起人及服務供應商。

董事會可以全權酌情決定向任何參與人提呈購股權要約。當本公司接獲一式兩份之函件(其中載有經承授人正式簽署之承約書)連同就授出購股權支付本公司之1港元代價匯款後，要約將被視作已獲接納及購股權將被視作已授出、接納及生效。已授出之購股權可於董事會提出要約時通知各承授人之期間內行使，而該期間須為授出日期起至其十週年止之任何時間。

除非取得本公司股東事先批准，因行使根據二零零二年計劃及本公司其他購股權計劃授出之全部購股權（不包括已失效之購股權）而可能發行之股份總數不得超出311,612,404股股份，相等於採納日期之已發行股份總數約10%。於任何12個月期間根據二零零二年計劃可授予某一承授人之購股權之股份數目上限（與任何其他購股權計劃項下之股份合計時）不得超過已發行股份之1%。任何進一步授出超逾此上限之購股權須事先在股東大會取得股東批准。

25. 股本

	普通股數目	金額 千港元
每股面值0.01港元之普通股		
法定：		
於二零零二年四月一日、二零零三年三月三十一日及二零零四年三月三十一日之結餘	200,000,000,000	2,000,000
已發行並繳足：		
於二零零二年四月一日及二零零三年三月三十一日之結餘	3,116,124,045	31,161
發行股份	365,000,000	3,650
於二零零四年三月三十一日之結餘	**3,481,124,045**	**34,811**

年內，本公司之股本發生之變動如下：

(i) 根據二零零三年十二月十八日訂立之配售協議，本公司發行每股面值0.01港元之普通股215,000,000股，每股作價0.053港元，較股份於二零零三年十二月十八日在聯交所錄得之收市價每股0.057港元折讓約7.02%。配售所得款項淨額11,034,000港元已用作本集團額外營運資金。

(ii) 根據二零零四年一月三十日訂立之另一項配售協議，本公司發行每股面值0.01港元之普通股150,000,000股，每股作價0.055港元，較股份於二零零四年一月三十日在聯交所錄得收市價每股0.058港元折讓約5.17%。配售所得款項淨額7,955,000港元已用作本集團額外營運資金。

於年內此等已發行之普通股與本公司當時現有普通股在各方面享有同等權益。

此等新普通股根據於二零零三年九月五日舉行之股東特別大會上授予本公司董事之一般授權而發行。

22. 銀行及其他借貸

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
於一年內到期之銀行及其他借貸包括：				
有抵押其他借貸	**–**	1,101	**–**	–
無抵押銀行透支	**58**	479	**58**	479
	58	1,580	**58**	479

23. 欠附屬公司款項

欠本公司附屬公司款項並無抵押，且屬免息及無固定還款期。因得該附屬公司同意後，有關款項並不會在結算日起計十二個月內償還，因此列作非流動負債。

24. 遞延稅項

於二零零四年三月三十一日，本集團及本公司分別有未動用稅項虧損52,691,000港元（二零零三年：60,766,000港元）及3,563,000港元（二零零三年：14,316,000港元），可用以抵銷日後之溢利。因未能預測日後之溢利來源，故此並無就稅項虧損確認遞延稅項資產。稅項虧損可無限期結轉。

20. 其他應收款項

	本集團	
	二零零四年	二零零三年
	千港元	千港元
本集團之其他應收款項包括：		
出售附屬公司所得款項（下文附註i）	**43,000**	–
出售持作待轉售物業所得款項（下文附註ii）	**–**	28,000
取消收購一間附屬公司之可退還按金（下文附註ii）	**–**	28,843

附註：

i 該金額乃出售本公司兩間附屬公司之所得款項，並以其中一間附屬公司之股份作抵押。該金額將於二零零四年九月到期全數清償。

ii 該金額已於年內全數清償。

21. 收購一間附屬公司之按金

於二零零四年三月，本集團訂立一項協議，以總代價人民幣3,500,000元（相當於3,285,000港元）向兩名獨立第三方收購深圳市方達電子產品有限公司之全部股權。本集團已支付人民幣2,500,000元（相當於2,342,000港元）之按金。餘下之代價人民幣1,000,000元（相當於943,000港元）已在附註31中披露為本集團於二零零四年三月三十一日之資本承擔。

深圳市方達電子產品有限公司為一間於中國成立之有限責任公司，主要業務為在國內推廣、宣傳及銷售電子產品。

19. 無形資產

	本集團 千港元
成本值	
於二零零三年四月一日	33,962
出售附屬公司	(33,962)
於二零零四年三月三十一日	**–**
減值	
於二零零三年四月一日	–
已確認減值虧損	11,321
出售附屬公司時撇銷	(11,321)
於二零零四年三月三十一日	**–**
賬面淨值	
於二零零四年三月三十一日	**–**
於二零零三年三月三十一日	33,962

本集團之無形資產為全球定位安全系統(「全球定位安全系統」)之技術，並就其估計可使用年期3年內攤銷。由於自收購全球定位安全系統以來尚未開始其營運，因此並無就無形資產計提攤銷。惟鑑於表現未如理想，年內已確認11,321,000港元之減值虧損。

17. 證券投資（續）

附註：（續）

(c) 40,000,000港元代表本集團投資於中國成立之公司－西安一枝刘制葯有限公司(「西安一枝刘」)之金額。此項投資代表持有西安一枝刘註冊資本之22.5%。由於本集團無法對西安一枝刘之事務行使重大影響力，因此西安一枝刘並不視作本集團之聯營公司。

ii. 於二零零三年三月三十一日，本集團將賬面總值2,519,000港元之證券投資抵押，作為1,101,000港元之其他借貸之抵押。此項抵押已於截至二零零四年三月三十一日止年度內解除。

18. 應收貸款

	本集團	
	二零零四年	二零零三年
	千港元	千港元
應收貸款包括：		
無抵押長期應收貸款	**165,616**	–
無抵押短期應收貸款	**179,699**	196,848
有抵押短期應收貸款（附註如下）	**-**	50,000
	345,315	246,848
減：於一年內到期之款項已包括在流動資產內	**(179,699)**	(246,848)
於一年後到期之款項	**165,616**	–

應收貸款乃按現行之市場利率計息。

本集團按各借款人之信貸情況與借款人磋商釐定信貸期。

附註：於二零零三年三月三十一日，有抵押短期應收貸款乃以借款人所控制之持有物業公司(「物業公司」)之股份作抵押。根據本集團與借款人訂立協議，本集團獲授予一項認購期權，可據此要求借款人向本集團出售物業公司之所有股份。有抵押短期應收貸款已於年內全數清償。

17. 證券投資

	本集團	
	二零零四年	二零零三年
	千港元	千港元
非流動投資：		
投資證券，按成本值		
海外非上市股份（下文附註i）	**135,000**	135,000
減：已確認減值虧損	**(93,000)**	(82,000)
	42,000	53,000
流動投資：		
其他投資，按市值		
香港上市股份（下文附註ii）	**272**	2,519

附註：

i. 本公司董事認為該等投資證券乃為長期策略而持有。於二零零四年三月三十一日之成本值135,000,000港元中：

(a) 50,000,000港元代表本集團投資於一間被投資公司Hennabun Management Inc.(「HMI」)之金額。HMI為多間主要從事經紀、期貨買賣、孖展借貸、借貸業務、企業融資諮詢服務及自營買賣之公司之投資控股公司。

於二零零四年三月三十一日，本集團於HMI之投資已確認減值虧損48,000,000港元(二零零三年：37,000,000港元），此乃參照HMI於結算日之財務資料以重列此投資之賬面值至其估計可回收數額。

(b) 45,000,000港元代表本集團投資於Auto System Limited（「Auto System」）之金額。Auto System開發名為「智能家居」之物業管理軟件程式。有關軟件專為大型住宅屋苑之俱樂部會所、購物商場、娛樂及消閒中心而設。

於二零零四年三月三十一日，本集團於Auto System之投資已確認減值虧損45,000,000港元（二零零三年：45,000,000港元）。

15. 附屬公司權益

	二零零四年 千港元	二零零三年 千港元
非上市股份，按成本值	–	–
附屬公司欠款減撥備	**461,517**	462,469
	461,517	462,469

附屬公司欠款均為無抵押及無固定償還年期。於二零零四年三月三十一日之結餘中有369,413,000港元（二零零三年：229,757,000港元）按市場適用利率計息，而餘額均為免息。董事認為，由於款項毋須在結算日後十二個月內償還，故列為非流動資產。

有關本公司主要附屬公司於二零零四年三月三十一日之詳情載於附註34。

16. 聯營公司權益

	本集團	
	二零零四年 千港元	二零零三年 千港元
應佔資產淨值	–	–
聯營公司欠款減撥備	–	–
	–	–

本公司間接持有之本集團聯營公司於二零零四年三月三十一日之詳情如下：

聯營公司名稱	註冊成立／營運地點	應佔股本權益 %	主要業務
Triple Chain Limited	英屬處女群島／香港	50	暫無營業

14. 物業、廠房及設備

	本集團				本公司
	傢俬、裝置及設備	電腦設備	汽車	總額	汽車
	千港元	千港元	千港元	千港元	千港元
成本值					
於二零零三年四月一日	1,330	467	1,172	2,969	543
添置	6	–	125	131	125
出售	(133)	–	–	(133)	–
出售附屬公司	–	–	(460)	(460)	–
於二零零四年三月三十一日	**1,203**	**467**	**837**	**2,507**	**668**
折舊					
於二零零三年四月一日	792	319	617	1,728	350
年度撥備	109	126	403	638	318
出售時撇銷	(41)	–	–	(41)	–
出售附屬公司時撇銷	–	–	(230)	(230)	–
於二零零四年三月三十一日	**860**	**445**	**790**	**2,095**	**668**
賬面淨值					
於二零零四年三月三十一日	**343**	**22**	**47**	**412**	**-**
於二零零三年三月三十一日	538	148	555	1,241	193

13. 投資物業

	本集團
	千港元
估值	
於二零零三年四月一日	5,800
投資物業估值產生之虧絀	(100)
於二零零四年三月三十一日	**5,700**

本集團根據營運租約將予出租之投資物業乃於中國以長期土地使用權持有。

本集團之投資物業於二零零四年三月三十一日經由一間獨立專業物業估值公司永利行評值顧問有限公司按公開市值基準估值為5,700,000港元。重估所產生之虧絀100,000港元已於收入報表內扣除。

10. 稅項（續）

本年度稅項支出與收入報表中所示之虧損對賬如下：

	二零零四年 千港元	二零零三年 千港元
除稅前虧損	**(17,054)**	(43,684)
按本地所得稅 17.5%（二零零三年：16%）之稅率計算之稅項	**(2,984)**	(6,989)
不可扣稅開支之稅務影響	**4,524**	7,280
不須課稅收入之稅務影響	**(183)**	(402)
未確認遞延稅項資產之稅務影響	**562**	804
未確認稅項虧損之稅務影響	**(1,919)**	(693)
本年度稅項支出	**–**	–

遞延稅項之詳情載於附註 24。

11. 股息

年內，本公司概無擬派或派發股息（二零零三年：無）。

12. 每股虧損

年內之每股虧損乃按年度虧損淨額 12,738,000港元（二零零三年：43,684,000港元）及已發行普通股之加權平均數 3,186,028,417 股（二零零三年：3,116,124,045 股）計算。

由於行使本公司尚未行使之購股權將導致每股虧損減少，故並無呈列截至二零零四年三月三十一日止年度之每股攤薄虧損。

9. 董事及五名最高薪酬員工酬金（續）

(b) 五名最高薪酬員工酬金

於本年度，本集團五名最高薪酬員工包括四名（二零零三年：四名）本公司董事，其酬金詳載於上文(a)項。其餘一名（二零零三年：一名）最高薪酬僱員之酬金總額如下：

	二零零四年 千港元	二零零三年 千港元
薪金及其他福利	**300**	645
強積金計劃供款	**15**	20
	315	665

截至二零零四年及二零零三年三月三十一日止兩個年度，本集團並無向五名最高薪酬人士(包括董事）支付任何酬金，作為加入本集團之聘金或離職賠償。

此外，截至二零零四年及二零零三年三月三十一日止兩個年度，並無董事放棄收取任何酬金。

10. 税項

由於本公司及其附屬公司於本年度並無應課税溢利，因此並無就香港利得税作出撥備。

香港所得税税率由16%調高至17.5%，自二零零三／二零零四課税年度起生效。

9. 董事及五名最高薪酬員工酬金

董事及五名最高薪酬人士之酬金詳情如下：

(a) 董事酬金

	二零零四年 千港元	二零零三年 千港元
袍金：		
執行董事	**–**	–
獨立非執行董事	**240**	240
	240	240
其他酬金：		
執行董事		
薪金及其他福利	**4,273**	4,450
強積金計劃供款	**137**	166
獨立非執行董事	**–**	–
	4,410	4,616
	4,650	4,856

董事酬金介乎於以下級別：

	董事人數	
	二零零四年	二零零三年
零至1,000,000港元	**4**	6
1,000,001港元至1,500,000港元	**1**	1
1,500,001港元至2,000,000港元	**1**	1

8. 營運虧損

	二零零四年 千港元	二零零三年 千港元
營運虧損已扣除下列各項：		
員工成本，包括董事酬金（附註9(a)）：		
薪金及其他福利	**6,491**	7,666
強積金計劃供款，已扣除		
沒收供款134,000港元（二零零三年：無）	**100**	254
	6,591	7,920
核數師酬金：		
本年度	**901**	903
往年度準備不足	**-**	435
	901	1,338
折舊	**638**	814
出售物業、廠房及設備之虧損	**69**	-
其他投資之未變現虧損	**-**	231
及計入下列各項：		
物業租金收入，已扣除開支		
（二零零三年：開支313,000港元）	**-**	2,606
其他投資之未變現收益	**43**	-

6. 投資收入

	二零零四年 千港元	二零零三年 千港元
利息收入：		
銀行	**634**	344
其他	**199**	2,497
	833	2,841

7. 其他營運開支

	二零零四年 千港元	二零零三年 千港元
其他營運開支包括：		
無形資產之已確認減值虧損	**(11,321)**	–
投資證券之已確認減值虧損	**(11,000)**	(45,000)
投資物業估值產生之虧絀	**(100)**	(200)
就聯營公司欠款作出撥備	**(2)**	(17)
就其他應收款項作出撥備	**(415)**	–

5. 按業務及地區分類資料（續）

地區分類

本集團之業務主要位於香港及中華人民共和國（香港除外，「中國」）。

下表提供按地區市場劃分之本集團銷售分析（不論貨品及服務之來源地）：

	按地區市場劃分之銷售收益		營運虧損	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
香港	**22,941**	18,474	**(1,943)**	(43,809)
中國	**364**	33,019	**(15,128)**	723
	23,305	51,493	**(17,071)**	(43,086)

以下為按所在地區劃分之分類資產賬面值及物業、廠房及設備以及無形資產添置分析：

	分類資產賬面值		物業、廠房及設備以及無形資產添置	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
香港	**422,404**	284,959	**131**	141
中國	**46,826**	218,479	**-**	33,962
	469,230	503,438	**131**	34,103

5. 按業務及地區分類資料（續）

業務分類（續）

	截至二零零三年三月三十一日止年度				
	提供融資 千港元	證券買賣 千港元	物業持有及投資 千港元	投資業務 千港元	綜合 千港元
資產					
分類資產	263,107	2,520	38,968	197,024	501,619
未攤分企業資產					1,819
綜合資產總額					503,438
負債					
分類負債	45	1,106	1,870	590	3,611
未攤分企業負債					1,659
綜合負債總額					5,270

	截至二零零三年三月三十一日止年度				
	提供融資 千港元	證券買賣 千港元	物業持有及投資 千港元	投資業務 千港元	綜合 千港元
其他資料					
資本性增加	–	–	–	34,103	34,103
折舊	–	–	208	606	814
投資物業估值產生之虧絀	–	–	200	–	200
投資證券之已確認減值虧損	–	–	–	45,000	45,000

5. 按業務及地區分類資料（續）

業務分類（續）

	截至二零零三年三月三十一日止年度				
	提供融資	證券買賣	物業持有及投資	投資業務	綜合
	千港元	千港元	千港元	千港元	千港元
分類收益	15,528	2,959	32,919	87	51,493
分類業績	14,415	(177)	1,704	(47,753)	(31,811)
未攤分企業開支					(11,275)
營運虧損					(43,086)
須於五年內全數償還之銀行及其他借貸之利息					(598)
除税前虧損					(43,684)
税項					–
少數股東權益前虧損					(43,684)
少數股東權益					–
年度虧損淨額					(43,684)

5. 按業務及地區分類資料（續）

業務分類（續）

	於二零零四年三月三十一日				
	提供融資	證券買賣	物業持有及投資	投資業務	綜合
	千港元	千港元	千港元	千港元	千港元
資產					
分類資產	**369,443**	**426**	**6,827**	**87,624**	**464,320**
未攤分企業資產					**4,910**
綜合資產總額					**469,230**
負債					
分類負債	**30**	**5**	**1,223**	**25**	**1,283**
未攤分企業負債					**1,264**
綜合負債總額					**2,547**

	截至二零零四年三月三十一日止年度				
	提供融資	證券買賣	物業持有及投資	投資業務	綜合
	千港元	千港元	千港元	千港元	千港元
其他資料					
就其他應收款項作出撥備	**–**	**–**	**415**	**–**	**415**
資本性增加	**–**	**–**	**–**	**131**	**131**
折舊	**–**	**–**	**55**	**583**	**638**
投資物業估值產生之虧絀	**–**	**–**	**100**	**–**	**100**
無形資產之已確認減值虧損	**–**	**–**	**–**	**11,321**	**11,321**
投資證券之已確認減值虧損	**–**	**–**	**–**	**11,000**	**11,000**

5. 按業務及地區分類資料

年內，本集團之業務由四個主要營運部分組成：提供融資、證券買賣、物業持有及投資以及投資業務。

此等部分為本集團作為呈報其主要分類資料之基準。

此等業務之分類資料呈列如下：

業務分類

	截至二零零四年三月三十一日止年度				
	提供融資 千港元	證券買賣 千港元	物業持有及投資 千港元	投資業務 千港元	綜合 千港元
分類收益	**22,475**	**830**	**–**	**–**	**23,305**
分類業績	**21,898**	**(1,563)**	**(1,823)**	**(23,931)**	**(5,419)**
未攤分企業開支					**(11,652)**
營運虧損					**(17,071)**
須於五年內全數償還之銀行及其他借貸之利息					**(78)**
出售附屬公司之收益					**95**
除税前虧損					**(17,054)**
税項					**–**
少數股東權益前虧損					**(17,054)**
少數股東權益					**4,316**
年度虧損淨額					**(12,738)**

3. 主要會計政策（續）

稅項（續）

遞延稅項按預計於償還負債或變現資產之期間內適用之稅率計算。遞延稅項自收入報表中扣除或計入，惟與直接扣除或計入權益之項目有關者除外，在此情況下，遞延稅項在權益項目中處理。

4. 營業額

營業額指年內之已收及應收證券銷售、物業銷售、提供融資及應收票據之利息收入、物業租金及股息收入之淨額，並分析如下：

	二零零四年 千港元	二零零三年 千港元
證券銷售	**801**	2,959
物業銷售	**–**	30,000
提供融資及應收票據之利息收入	**22,475**	15,607
物業租金	**–**	2,919
證券投資之股息收入－香港上市股份	**29**	8
	23,305	51,493

3. 主要會計政策（續）

外幣

以港元以外之貨幣進行之交易乃按交易日之匯率換算為港元。以該等貨幣計值之貨幣資產及負債，按結算日之匯率換算為港元。因外幣換算而引致之盈虧，均撥入收入報表內處理。

在綜合賬目時，本集團於香港以外地區之業務之資產及負債乃按結算日之匯率換算。收支項目按期內平均匯率換算。因換算而產生之兑換差額均撥入儲備內處理。

稅項

所得稅支出乃現行應繳稅項與遞延稅項之總和。

現行應繳稅項根據本年度之應課稅溢利計算。應課稅溢利與收入報表內呈報之純利有別，乃基於其並無計入其他年度之應課稅或可扣稅收支項目，亦無計入毋須課稅及不獲扣稅之項目。

遞延稅項乃財務報告內資產及負債賬面值與計算應課稅溢利所採用相應稅基間差額之應繳付或可收回稅項，並採用資產負債表負債法入賬。遞延稅項負債一般按所有應課稅暫時差額予以確認，而遞延稅項資產則於可能會出現可用以抵銷可扣稅暫時差額之應課稅溢利時予以確認。倘若暫時差額乃由不影響應課稅溢利或會計溢利之交易中之商譽（或負商譽）或初步確認（業務合併情況除外）其他資產及負債所引起，則有關資產及負債不予確認。

遞延稅項負債按於附屬公司及聯營公司之投資所產生之應課稅暫時差額予以確認，惟本集團可控制暫時差額之撥回及於可見將來可能不會撥回暫時差額之情況除外。

遞延稅項資產賬面值於每個結算日審核，並按不可能有足夠應課稅溢利以收回所有或部分資產之金額減少。

3. 主要會計政策（續）

收入之確認

持作待轉售之物業，其收益會在簽訂具約束力之銷售協議時確認。

利息收入根據未償還本金按適用利率及時間比例基準計算。

根據營運租約出租之物業，租金收入（包括預先發出發票之租金）以直線法按有關租約年期確認。

出售證券投資之收益於有關之成交日期確認。

投資之股息收入在股東收取股息之權利確立時確認。

減值

於各結算日，本集團會審核其資產之賬面值，以釐定是否有跡象顯示該等資產已出現減值虧損。倘經估計一項資產之可收回數額低於其賬面值，則將該資產之賬面值削減至其可收回數額。減值虧損立即確認為一項支出。

倘減值虧損隨後撥回，則該資產之賬面值會增加至其可收回數額之經修訂估計價值，惟賬面值之增幅不得超逾過往年度倘無就該資產確認任何減值虧損下所釐定之賬面值。減值虧損撥回立即確認為一項收入。

營運租約

根據營運租約應付之租金乃按有關租約之年期以直線法在收入報表內扣除。

退休福利計劃

於收入報表中扣除之退休福利費用乃指年內應付予本集團強制性公積金計劃（「強積金計劃」）之供款。

3. 主要會計政策（續）

物業、廠房及設備

物業、廠房及設備乃按成本減折舊及累積減值虧損入賬。

物業、廠房及設備乃按其估計可用年期及預留其殘值後，以直線法撥備折舊，以撇銷其成本，所採用之年率如下：

裝置	15%或有關租約之年期（以較短者為準）
電腦設備	$33^1/_3$%
汽車	30%
其他	15%

資產出售或報廢所引致之損益乃按該項資產出售所得款項及賬面值之差額而釐定，並於收入報表內予以確認。

證券投資

證券投資乃按成交日基準入賬，初步以成本計算。

非持有至到期債券之投資列作投資證券及其他投資。

投資證券及已確定為長遠策略而持有之證券，於其後之申報日按成本減任何非臨時性減值虧損計算。

其他投資按公平價值計算，而未實現之溢利或虧損則計入期內之損益淨額。

無形資產

無形資產乃首先按購買價計值，並按估計可使用年期以直線法攤銷。

3. 主要會計政策（續）

在附屬公司之投資

在附屬公司之投資乃按成本減任何可識別減值虧損列入本公司之資產負債表內。

在聯營公司之權益

綜合收入報表包括本集團所佔其聯營公司於年內之收購後業績。而於綜合資產負債表，在聯營公司之權益則按本集團所佔有關聯營公司之資產淨值入賬。

投資物業

投資物業乃已落成物業，因其投資潛力而持有，任何租金收入均按公平原則磋商釐定。

投資物業乃按於每年結算日所進行之獨立專業估值以公開市值列賬。重估投資物業所產生之任何重估升值或減值乃計入投資物業重估儲備或自其扣除，除非此項儲備之結餘不足以彌補估值所產生之減值，而在此情況下，有關減值所超出投資物業重估儲備整體結餘之部份乃從收入報表扣除。倘先前因減值已從收入報表中扣除而其後產生重估升值，則此項升值乃計入收入報表內，數額以先前所扣除之減少為限。

於出售投資物業時，該項物業應佔投資物業重估儲備之任何結餘均會轉撥收入報表內。

投資物業不作折舊準備，惟當租約剩餘年期為二十年或以下者除外。

1. 概述

本公司為一間於開曼群島註冊成立之受豁免有限公司。本公司之股份在香港聯合交易所有限公司(「聯交所」)上市。

本公司是一間投資控股公司及從事提供企業管理服務。

本公司主要附屬公司之業務載於附註34。

2. 採納香港財務申報準則

於本年度，本集團首次採納由香港會計師公會(「會計師公會」)所頒佈之香港財務申報準則(「香港財務申報準則」)項下之會計實務準則第12號(經修訂)「所得税」。香港財務申報準則包括會計師公會核準之會計實務準則及其註釋。實施會計實務準則第12號(經修訂)之主要影響與遞延税項有關。會計實務準則第12號(經修訂)規定須採納資產負債表負債法，據此，除有限之例外情況外，須就財務報告內資產與負債之賬面值，與計算應課税溢利時所用之對應税項基礎之間所有暫時差額，確認遞延税項。會計實務準則第12號(經修訂)並無訂明任何過渡性規定，故該項新會計政策已按追溯基準應用。採納會計實務準則第12號(經修訂)對現時或以往會計期間之業績並無重大影響。因此，無需要作出任何以往期間之調整。

3. 主要會計政策

財務報告乃根據歷史成本法，就投資物業及若干證券投資之重估作出修訂，並根據香港普遍採納之會計準則編製，所採納之主要會計政策如下：

綜合基本準則

綜合財務報告包括本公司及其附屬公司每年截至三月三十一日止之財務報告。

年內所收購或出售之附屬公司及聯營公司，分別按其收購生效日或截至出售生效日止(視情況而定)之業績列入綜合收入報表。

所有集團公司間之重大交易及結餘數目已於綜合賬目時撇除。

綜合現金流動表

截至二零零四年三月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
投資活動			
出售附屬公司之所得款項（扣除已出售之現金及現金等值物）	28	**(32,222)**	–
收購一間附屬公司之按金		**(2,342)**	–
購買物業、廠房及設備		**(131)**	(141)
借予一間聯營公司之款項		**(2)**	(17)
出售物業、廠房及設備之所得款項		**23**	–
投資活動所用現金淨額		**(34,674)**	(158)
融資活動			
發行股份（已扣除開支）		**18,989**	–
償還其他借貸		**(1,101)**	–
少數股東注資		**–**	3,774
新增其他借貸		**–**	1,101
融資活動所得現金淨額		**17,888**	4,875
現金及現金等值物之（減少）增加淨額		**(67,752)**	53,508
於四月一日之現金及現金等值物		**95,912**	42,404
於三月三十一日之現金及現金等值物		**28,160**	95,912
代表：			
銀行結餘及現金		**28,218**	96,391
銀行透支		**(58)**	(479)
		28,160	95,912

綜合現金流動表

截至二零零四年三月三十一日止年度

	二零零四年 千港元	二零零三年 千港元
營運活動		
除税前虧損	**(17,054)**	(43,684)
就以下項目作出調整:		
投資收入	**(833)**	(2,841)
銀行及其他借貸利息	**78**	598
折舊	**638**	814
投資證券之已確認減值虧損	**11,000**	45,000
無形資產之已確認減值虧損	**11,321**	–
就其他應收款項作出撥備	**415**	–
就聯營公司欠款作出撥備	**2**	17
投資物業估值產生之虧絀	**100**	200
出售物業、廠房及設備之虧損	**69**	–
其他投資之未變現（收益）虧損	**(43)**	231
出售附屬公司之收益	**(95)**	–
營運資金變動前之營運現金流量	**5,598**	335
持作待轉售物業減少	**–**	30,000
其他應收款項減少（增加）	**61,291**	(29,498)
應收貸款增加	**(122,416)**	(73,305)
收購投資之按金減少	**–**	105,401
證券投資減少（增加）	**2,290**	(42,750)
應收票據減少	**–**	55,000
其他應付款項增加	**1,516**	1,448
營運（所用）所得現金	**(51,721)**	46,631
銀行及其他借貸之已付利息	**(78)**	(598)
已收利息	**833**	2,841
已付海外税項	**–**	(83)
營運活動（所用）所得現金淨額	**(50,966)**	48,791

綜合權益變動表

截至二零零四年三月三十一日止年度

	股本	股份溢價	股本贖回儲備	特殊儲備	可分派儲備	累積虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
				(附註27(a))	(附註27(c))		
本集團							
於二零零二年四月一日	31,161	287,456	485	35,131	595,191	(445,308)	504,116
年度虧損淨額	–	–	–	–	–	(43,684)	(43,684)
於二零零三年三月三十一日	31,161	287,456	485	35,131	595,191	(488,992)	460,432
發行股份	3,650	15,995	–	–	–	–	19,645
發行股份之開支	–	(656)	–	–	–	–	(656)
年度虧損淨額	–	–	–	–	–	(12,738)	(12,738)
於二零零四年三月三十一日	**34,811**	**302,795**	**485**	**35,131**	**595,191**	**(501,730)**	**466,683**

資產負債表

於二零零四年三月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
物業、廠房及設備	*14*	**–**	193
附屬公司權益	*15*	**461,517**	462,469
		461,517	462,662
流動資產			
其他應收款項		**69**	57
銀行結餘及現金		**3,576**	32
		3,645	89
流動負債			
其他應付款項		**1,108**	987
銀行及其他借貸	*22*	**58**	479
		1,166	1,466
流動資產（負債）淨值		**2,479**	(1,377)
總資產減流動負債		**463,996**	461,285
非流動負債			
欠附屬公司款項	*23*	**904**	892
		463,092	460,393
資本及儲備			
股本	*25*	**34,811**	31,161
儲備	*27*	**428,281**	429,232
		463,092	460,393

董事	董事
鄺維添	**邱深笛**

綜合資產負債表

於二零零四年三月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
資本及儲備			
股本	*25*	**34,811**	31,161
儲備		**431,872**	429,271
		466,683	460,432

第17至57頁所載之財務報告已在二零零四年七月二十三日獲董事會批准及允許發放，並由下列董事代表董事會簽署：

董事	董事
鄺維添	**邱深笛**

綜合資產負債表

於二零零四年三月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
投資物業	13	**5,700**	5,800
物業、廠房及設備	14	**412**	1,241
聯營公司權益	16	**-**	-
證券投資	17	**42,000**	53,000
長期應收貸款	18	**165,616**	-
無形資產	19	**-**	33,962
		213,728	94,003
流動資產			
其他應收款項	20	**44,971**	63,677
短期應收貸款	18	**179,699**	246,848
收購附屬公司之按金	21	**2,342**	-
證券投資	17	**272**	2,519
銀行結餘及現金		**28,218**	96,391
		255,502	409,435
流動負債			
其他應付款項		**2,489**	3,690
銀行及其他借貸	22	**58**	1,580
		2,547	5,270
流動資產淨值		**252,955**	404,165
總資產減流動負債		**466,683**	498,168
少數股東權益		**-**	37,736
		466,683	460,432

綜合收入報表

截至二零零四年三月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
營業額	4	**23,305**	51,493
銷售成本		**(2,423)**	(32,965)
毛利		**20,882**	18,528
其他營運收入		**839**	(231)
投資收入	6	**833**	2,841
行政開支		**(16,718)**	(18,757)
其他營運開支	7	**(22,907)**	(45,467)
營運虧損	8	**(17,071)**	(43,086)
須於五年內全部償還之銀行及其他借貸之利息		**(78)**	(598)
出售附屬公司之收益		**95**	–
除稅前虧損		**(17,054)**	(43,684)
稅項	10	**–**	–
少數股東權益前虧損		**(17,054)**	(43,684)
少數股東權益		**4,316**	–
年度虧損淨額		**(12,738)**	(43,684)
股息	11	**–**	–
每股虧損－基本	12	**(0.004) 港元**	(0.014) 港元



致恒盛東方控股有限公司全體股東

（於開曼群島註冊成立之有限公司）

本核數師已完成審核載於第17頁至第57頁內按照香港普遍採納之會計原則而編製之財務報告。

董事及核數師之責任

貴公司之董事須負責編製真實與公平的財務報告。在編製該等財務報告時，董事必須貫徹地採用合適之會計政策。

本行之責任是根據本行審核工作之結果，對該等財務報告表達獨立之意見，並謹向整體股東報告，且不可作其他用途。本行概不會就本報告之內容向任何其他人士負上或承擔任何責任。

意見之基礎

本行是按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證，並包括評估董事於編製該等財務報告時所作出之重大估計和判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況，及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份憑證，就該等財務報告是否存有重要的錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報告所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理之基礎。

意見

本行認為上述之財務報告均真實與公平地反映 貴公司及 貴集團於二零零四年三月三十一日之財務狀況及 貴集團截至該日止年度之虧損及現金流量，並已按照香港公司條例之披露規定而妥善編製。

德勤 • 關黃陳方會計師行

執業會計師

香港

二零零四年七月二十三日

結算日後事項

結算日後重大事項之詳情載於財務報告附註 33 。

核數師

本公司將於應屆股東週年大會上提呈決議案，續聘德勤 • 關黃陳方會計師行為本公司之核數師。

代表董事會

董事總經理
鄺維添

香港，二零零四年七月二十三日

2. 邱深笛女士全資擁有及控制 Red China 及 Capital Sun。Capital Sun 全資擁有 Future Star。Red China 及 Future Star 各佔 Mainland Talent 50% 已發行股本之權益。邱深笛女士被視為擁有 Multiple Wealth 及 Pacific Rim 持有之 726,918,000 股本公司普通股之權益。

除上文所披露者外，本公司並未獲任何人士知會其於二零零四年三月三十一日在本公司之股份或相關股份中，擁有根據證券及期貨條例第 336 條須存置之登記冊所記錄之權益或淡倉。

董事於合約中之權益

本公司董事概無於本公司或其任何附屬公司所訂立且於年終或是於年內任何時間生效之重要合約中直接或間接擁有重大權益。

主要客戶及供應商

年內，本集團五大客戶之銷售總額佔本集團之營業總額約67%，而本集團最大客戶之營業額佔本集團之營業總額約 19%。

年內，本集團五大供應商之採購總額佔本集團之採購總額少於 30%。

董事、彼等之聯繫人士或據董事所知擁有本公司股本 5% 以上之股東概無擁有本集團五大客戶之權益。

購買、出售或贖回本公司之上市證券

本公司或其任何附屬公司於年內並無購買、出售或贖回本公司之任何上市證券。

股本優先購買權

本公司之組織章程細則或開曼群島法例中，並無有關股本優先購買權之規定，規定本公司必須按比例向現有股東提呈發售新股份。

公司管治

本公司於截至二零零四年三月三十一日止整個年度內，已一直遵守上市規則附錄 14 之最佳應用守則。

董事購買股份或債券之權利

除上文「購股權計劃」一節披露者外，於年度內任何時間，本公司或其任何附屬公司並無作出任何其他安排，使本公司董事可藉購買本公司或任何其他法人團體之股份或債務證券（包括債券）而獲得利益。此外，並無任何董事或其配偶或未滿十八歲子女擁有任何認購本公司證券之權利或已於年內行使任何該等權利。

根據證券及期貨條例須予披露之權益及淡倉

於二零零四年三月三十一日，按本公司根據證券及期貨條例第336條存置之股東登記冊所示，下列股東已知會本公司其於本公司已發行股本之相關權益：

股東名稱	身份	持有普通股數目	佔本公司已發行股本之百分比
Mainland Talent	受控制法團之權益	726,918,000（附註1及2）	20.88%
Capital Sun	受控制法團之權益	726,918,000（附註1及2）	20.88%
Red China	受控制法團之權益	726,918,000（附註1及2）	20.88%
邱深笛	受控制法團之權益	726,918,000（附註1及2）	20.88%

附註：

1. 於二零零四年三月三十一日，Multiple Wealth及Pacific Rim分別持有192,318,000股及534,600,000股本公司普通股，佔當日本公司已發行股本分別約5.52%及15.36%。Multiple Wealth及Pacific Rim均為Hastings Gold之全資附屬公司，而其則為Mainland Talent之全資附屬公司。

董事於股份、相關股份及債券中之權益及淡倉

於二零零四年三月三十一日，本公司根據證券及期貨條例（「證券及期貨條例」）第352條須存置之登記冊內所記錄，或根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）內上市發行人董事進行證券交易的標準守則須通知本公司及聯交所之規定，本公司董事及其聯繫人士於本公司及任何相聯法團之股份、相關股份及債券中（按證券及期貨條例第XV部之定義）擁有之權益列載如下：

董事姓名	身份	持有普通股數目	佔本公司已發行股本之百分比
邱深笛	受控制法團之權益	726,918,000（附註）	20.88%

附註：於二零零四年三月三十一日，Multiple Wealth International Limited（「Multiple Wealth」）及Pacific Rim Investment Management Enterprises Limited（「Pacific Rim」）分別持有192,318,000股及534,600,000股本公司普通股。Multiple Wealth及Pacific Rim均為Hastings Gold Limited（「Hastings Gold」）之全資附屬公司，而Hastings Gold則為Mainland Talent Developments Limited（「Mainland Talent」）之全資附屬公司。邱深笛女士全資擁有及控制Red China Holdings Limited（「Red China」）及Capital Sun Industries Limited（「Capital Sun」）。Capital Sun全資擁有Future Star Group Limited（「Future Star」）。Red China及Future Star各佔Mainland Talent 50%已發行股本之權益。因此，邱深笛女士被視為擁有Multiple Wealth及Pacific Rim持有之726,918,000股本公司普通股之權益。

上文所述之權益指董事於本公司之股份權益，而董事於本公司之購股權權益則在上文「購股權計劃」一節中披露。

除上文披露者外，於二零零四年三月三十一日，並無本公司董事或其聯繫人士，於本公司或其任何相聯法團之股份、相關股份及債券中，擁有須記錄於根據證券及期貨條例第352條所存置之登記冊內或根據上市規則須知會本公司及聯交所之任何權益或淡倉。

由於對購股權作任何估值均會受制於多種對估值相當關鍵但在現階段難以確定之因素，因此董事認為不宜披露年內授出之購股權之價值。任何根據猜測性假設作出之購股權估值對股東並無意義，並可能對股東構成誤導，因此，董事認為披露相關之股份收市價及購股權行使時之每股認購價誠屬合適。

董事及董事服務合約

本公司於年內及截至本報告日期之董事為：

執行董事：
鄺維添（董事總經理）
邱深笛
黎明偉
黎穎恒（於二零零三年十一月三十日辭任）

獨立非執行董事：
林炳昌
鄺啟成

根據本公司組織章程細則第一一二條，黎明偉先生及鄺啟成先生將於應屆股東週年大會上輪席告退，惟彼等合資格並願意膺選連任。

獨立非執行董事須根據本公司組織章程細則第一一二條輪席告退。

所有擬在應屆股東週年大會中連任之董事，概無與本公司或其任何附屬公司訂立不可在一年內由本集團終止而毋須作出賠償（法定賠償除外）之服務合約。

物業、廠房及設備

本集團及本公司之物業、廠房及設備於年內之變動詳情，載於財務報告附註14。

購股權計劃

本公司股東於二零零二年八月二十三日舉行之股東特別大會上批准及採納之購股權計劃(「二零零二年計劃」)，由二零零二年八月二十三日起計十年內有效。二零零二年計劃之詳情載於財務報告附註26。

年內，合共60,000,000份購股權已授出予本公司董事，此等購股權之詳情如下：

董事姓名	授出日期	可行使期間	每股認購價	購股權及相關股份數目 於二零零三年四月一日尚未行使	年內授出	於二零零四年三月三十一日尚未行使	於二零零四年三月三十一日佔本公司已發行股本百分比
			港元				
鄺維添	二零零四年一月十六日	二零零四年一月十六日至二零零九年一月十五日	0.06**	–	30,000,000	30,000,000*	0.86%
黎明偉	二零零四年一月十六日	二零零四年一月十六日至二零零九日一月十五日	0.06**	–	30,000,000	30,000,000*	0.86%
				–	60,000,000	60,000,000	1.72%

* 此等購股權由有關董事作為實益擁有人持有。

** 緊接購股權授出日期前股份之收市價為每股0.057港元。

年內，並無任何二零零二年計劃下之購股權被行使、註銷或失效。

董事會同寅謹提呈截至二零零四年三月三十一日止年度之週年報告及已審核之財務報告。

主要業務

本公司為投資控股公司及提供企業管理服務。

本公司之主要附屬公司於二零零四年三月三十一日之業務載於財務報告附註 34 。

業績

本集團之本年度業績載於本年報第 17 頁之綜合收入報表。

本公司於年內並無派發股息。董事會不建議派付本年度之末期股息。

股本

本公司於年內通過股份配售發行365,000,000股普通股，所得款項淨額18,989,000港元。年內本公司股本之變動詳情載於財務報告附註 25 。

儲備

本集團及本公司之儲備於年度內之變動，詳情載於第 21 頁之綜合權益變動表及財務報告附註 27 。

根據本公司組織章程細則，股息必須從本公司溢利或其他儲備撥付。本公司可供分派予本公司股東之儲備包括股份溢價、股本贖回儲備、實繳盈餘、可分派儲備及累積虧損，於二零零四年三月三十一日合共為428,281,000 港元。

投資物業

本集團之投資物業於二零零四年三月三十一日經由一間獨立專業物業估值公司按公開市值基準估值為5,700,000港元。是項估值錄得虧絀100,000港元，已於收入報表內扣除。詳情載於財務報告附註13。

鄺啟成先生，45歲，於二零零一年二月加入本公司為獨立非執行董事。鄺先生畢業於加拿大英屬哥倫比亞省 Simon Fraser University ，獲頒文學學士學位。彼曾多年在香港主要國際銀行內之借貸部門及中國部門擔任高級職位。鄺先生於企業融資及銀行業務方面累積豐富經驗。鄺先生現為香港上市公眾公司漢基控股有限公司之主席兼執行董事及首創置業股份有限公司之獨立非執行董事。

全體執行董事均被視為本集團之高級管理層。

董事簡歷

鄺維添先生，47歲，於二零零零年十一月加入本公司為董事總經理，負責本集團整體之策略計劃及公共關係。鄺先生持有美國俄勒崗州大學工商管理碩士學位，曾於主要之國際金融機構工作，包括美國花旗銀行、美國信孚銀行、里昂亞洲有限公司及新中港融資有限公司，於銀行及企業融資積逾十五年經驗。彼從一九九五年至一九九七年出任香港聯合交易所有限公司理事會成員，並從一九九六年至一九九七年出任香港中央結算有限公司財務委員會之董事及主席。彼從一九九八年八月到二零零零年八月出任139 控股有限公司之執行董事，及從一九九九年七月至二零零零年三月出任 IFTA Pacific Holdings Limited 之董事。

邱深笛女士， 34 歲，於二零零零年十一月加入本公司為執行董事。彼負責本集團整體之管理及行政工作。邱女士畢業於重慶市衛生學校並於中國大陸家用電器貿易及物業發展累積豐富經驗。如董事會報告內「根據證券及期貨條例須予披露之股東權益及淡倉」一節所披露，邱女士為本公司之主要股東。

黎明偉先生，45歲，於二零零零年十一月加入本公司為獨立非執行董事並於二零零一年一月調職為本公司之執行董事。彼負責本集團之業務發展及新項目／投資。彼畢業於香港大學，持有社會科學學士學位。黎先生曾任美國銀行之副總裁，並參與發展銀行之中國大陸業務。彼於銀行業及國際金融方面積逾十八年經驗。

林炳昌先生，52歲，於二零零零年十一月加入本公司為獨立非執行董事。林先生持有香港中文大學之社會科學學士學位。彼為一位律師及為林炳昌律師事務所之獨資經營者。彼亦為香港多間上市公眾公司，包括互聯控股有限公司、中國高速(集團)有限公司、金源米業國際有限公司、僑威集團有限公司、毅力工業集團有限公司、確利達國際控股有限公司及合一投資控股有限公司之獨立非執行董事。

致謝

回顧年度對本集團乃充滿挑戰的一年。本人謹代表董事會就管理層及員工於年內之辛勤工作及努力致以衷心感謝，並寄望來年大家繼續支持本集團。

代表董事會

董事總經理
鄺維添

香港，二零零四年七月二十三日

資本承擔

於二零零四年三月三十一日，本集團就收購一家主要於中國從事推廣、宣傳及銷售電子產品之公司之全部權益而有943,000港元之資本承擔。

按現有流動資產及可動用銀行融資之狀況，管理層認為本集團財政資源充裕，足可應付其資本承擔及持續經營之需要。

外匯管理

本集團之資產與負債及商業交易主要以港元及人民幣計賬及進行。由於港元兑人民幣匯率一直保持穩定，故管理層認為本集團所面對之外匯風險不大。

或然負債

於二零零四年三月三十一日，本集團並無重大或然負債。

僱員及薪酬政策

於二零零四年三月三十一日，本集團聘請約十五名員工，其中包括本公司董事。於本年度，員工支出連同董事酬金合共6,591,000港元（二零零三年：7,920,000港元）。

本集團之薪酬政策乃按僱員之資歷、經驗、工作表現以及經參考市場基準後而釐定僱員薪酬。僱員薪酬一般每年檢討一次。薪酬待遇包括購股權之授予乃以推動個人表現及對本集團之貢獻為本旨。

業務前景

展望來年，管理層將繼續朝着其兩個目標進發，即提升本集團現有業務之盈利及增長能力，並為股東尋找能創造巨大利益之投資機會。鑑於中國經濟增長持續強勁，故重點將放於尋找與中國大陸有關及可受惠於中港更緊密經貿關係安排下之商機。

於回顧年度，西安一枝刘制药有限公司（「西安一枝刘」）（本集團擁有22.5%之被投資公司）之業務表現因中國爆發嚴重急性呼吸系統綜合症（「沙士」）疫情而受到打擊。年內西安一枝刘之收入下跌，主要原因乃於沙士爆發期間，銷售及市場推廣活動放緩，而其於年內亦因此錄得整體虧損。由於西安一枝刘之銷售活動於沙士受到控制後已轉趨活躍，預計其業績於來年將有所改善。

財務回顧

流動資金、財務資源及資本架構

於整個年度，本集團之流動資金維持充裕。於二零零四年三月三十一日，本集團之流動資產淨值達252,955,000港元（二零零三年：404,165,000港元），其中銀行結餘及現金合共28,218,000港元（二零零三年：96,391,000港元）。本集團流動資產及銀行結餘減少，主要由於一年後到期償還之應收貸款增加所致。

於二零零四年三月三十一日，本集團有銀行透支58,000港元，其以商業浮動息率計息並以港元為單位。於年結日，本集團手頭未動用之銀行透支額度約為2,000,000港元。本集團於二零零四年三月三十一日處於淨現金狀況，銀行結餘及現金總計達28,218,000港元，扣除銀行透支58,000港元後，淨額為28,160,000港元。因此，於結算日之負債比率（以本集團之銀行借貸淨額除以股東資金計算）為零。

本集團之資產組合主要透過股東資金融資。於二零零四年三月三十一日，本集團之股東資金達466,683,000港元（二零零三年：460,432,000港元），相等於本公司每股股份綜合資產淨值約13.4港仙。股東資金增加，主要為本公司透過於二零零三年十二月及二零零四年一月配售總計365,000,000股新股集資約19,000,000港元所致，然而本集團於本年度之虧損12,738,000港元卻抵銷部份增加之股東資金。於二零零四年五月，本公司再透過配售240,000,000股新股集資約12,100,000港元。

資產抵押

於二零零四年三月三十一日，本集團並無抵押資產。

全年業績

截至二零零四年三月三十一日止年度，本集團錄得營業額23,305,000港元（二零零三年：51,493,000港元）及虧損12,738,000港元（二零零三年：43,684,000港元）。每股虧損為0.4港仙（二零零三年：1.4港仙）。本集團營業額下跌，主要由於本年度並無物業銷售；至於年度虧損方面，則較去年大幅減少71%，主要為本集團投資業務錄得之虧損。

本公司董事不建議派付本年度之末期股息。

營運回顧

於回顧年度，本集團主要業務為融資、證券、物業及投資控股。融資業務仍然為本集團營業額及經營溢利之穩定及主要來源。與去年比較，此部份業務再次錄得令人鼓舞之收入增長達22,475,000港元(二零零三年：15,528,000港元），增長45%；而經營溢利則增加52%至21,898,000港元（二零零三年：14,415,000港元）。因本集團繼續沿用其一貫之經營策略，即在未遇到其他投資機會前，將財務資源用作融資業務之資本，故本集團之應收貸款組合增至345,315,000港元，較上一個結算日上升40%。

於本年度，本集團之證券及物業業務並不活躍。證券業務方面錄得營運虧損1,563,000港元，主要為出售上市證券所致之虧損。至於物業業務方面，則錄得營運虧損1,823,000港元，主要為此業務之營運開支及本集團物業之管理費用。

本集團之投資活動於本年度錄得營運虧損23,931,000港元。虧損主要包括就一家表現未如理想之附屬公司所擁有之無形資產（製造全球定位安全系統（「GPSS」）之技術）所確認之減值虧損11,321,000港元；及就已投資於一家金融服務集團之投資額撇減至可收回價值所確認之減值虧損11,000,000港元。鑑於該從事GPSS製造之附屬公司之未來業務表現並不明確，故本集團於本年度已出售該附屬公司，而代價則相約於本集團佔該公司之資產淨值。

於二零零三年五月，本集團亦已出售一家附屬公司，該公司擁有權利購入於中華人民共和國(「中國」)深圳市一項物業之其中部份，出售之詳情已載於本公司於二零零三年五月十三日刊發之公佈，而出售所得之溢利為500,000港元。

董事會

執行董事

鄺維添（董事總經理）
邱深笛
黎明偉

獨立非執行董事

林炳昌
鄺啟成

公司秘書

李業華

核數師

德勤 • 關黃陳方會計師行

主要往來銀行

香港上海滙豐銀行有限公司
中國銀行（香港）有限公司
永亨銀行有限公司

主要法律顧問

香港

齊伯禮律師行

開曼群島

Maples and Calder

註冊辦事處

P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

主要營業地點

香港
灣仔
港灣道26號
華潤大廈26樓
2601至2603室

香港股份過戶登記處

秘書商業服務有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心地下

網址

http://www.hansomeastern.com

股份買賣

香港聯合交易所有限公司（股份代號：279）

美國存託憑證（交易代號：HEGGY）

目錄



恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(於開曼群島註冊成立之有限公司)

年報

2003/2004